(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A**	**02.429.144/0001-93**

4 - NIRE (State Registration Number)
353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS			2 - DISTRICT	
Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			Vila Olímpia	

3 - ZIP CODE	4 - CITY			5 - STATE
04547-005	São Paulo			SP

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
019	3756-8018	-	-	

11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
019	3756-8392	-	-	

15 - E-MAIL
ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME
José Antonio de Almeida Filippo

2 – ADDRESS	3 - DISTRICT
Rodovia Campinas Mogi-Mirim, 1755, Km 2,5	Jardim Santana

4 - ZIP CODE	5 - CITY	6 - STATE
13088-900	Campinas	SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
019	3756-8704	-	-	

12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
019	3756-8777	-	-	

16 - E-MAIL
jfilippo@cpfl.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2007	12.31.2007	2	04.01.2007	06.30.2007	1	01.01.2007	3.31.2007

09 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
KPMG Auditores Independentes	00418-9

11. PARTNER IN CHARGE	12 - CPF (INDIVIDUAL TAX ID)
Jarib Brisola Duarte Fogaça	012.163.378-02

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR　　　　　　　　　　　　　　　　**Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER　　　　　　　　　　　　**Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 06.30.2007	2 – Previous Quarter 3.31.2007	3 – Same Quarter of Last Year 06.30.2006
Paid-in Capital			
1 – Common	479,756,730	479,756,730	479,756,730
2 – Preferred	0	0	0
3 – Total	479,756,730	479,756,730	479,756,730
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY **Commercial, Industrial and Other**
2 - STATUS **Operational**
3 - NATURE OF OWNERSHIP **Private National**
4 - ACTIVITY CODE **3120– Administration and Participation Company - Electric Energy**
5 - MAIN ACTIVITY **Holding**
6 - CONSOLIDATION TYPE **Full**
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS **Unqualified**

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	02.12.2007	Dividend	04.27.2007	ON	1.5047421610
02	RCA	08.01.2007	Dividend		ON	1.7558375580

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE
08.07.2007	

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2007	4 – 03/31/2007
1	Total assets	6,418,715	6,093,076
1.01	Current assets	1,020,999	770,375
1.01.01	Cash and Banks	11,971	5,821
1.01.02	Credits	1,006,472	761,998
1.01.02.01	Accounts Receivable	0	0
1.01.02.02	Other receivables	1,006,472	761,998
1.01.02.02.01	Dividends and interest on shaherolder's equity	925,271	694,070
1.01.02.02.02	Financial investments	30,998	29,143
1.01.02.02.03	Recoverable Taxes	40,192	28,932
1.01.02.02.04	Deffered taxes	9,835	9,853
1.01.02.02.05	Prepaid expenses	176	0
1.01.03	Material and Supplies	0	0
1.01.04	Other	2,556	2,556
1.02	Noncurrent assets	5,397,716	5,322,701
1.02.01	Long-term assets	782,695	176,047
1.02.01.01	Other receivables	170,291	175,740
1.02.01.01.01	Financial investments	98,851	102,043
1.02.01.01.02	Recoverable Taxes	2,787	2,787
1.02.01.01.03	Deferred Taxes	68,653	70,910
1.02.01.02	Related parties	612,397	300
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	612.397	300
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	7	7
1.02.01.03.01	Escrow deposits	7	7
1.02.01.03.02	Other credits	0	0
1.02.02	Permanent Assets	4,615,021	5,146,654
1.02.02.01	Investments	4,613,939	5,146,124
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - Goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,214,567	3,722,908
1.02.02.01.04	Permanent equity interests - Goodwill	1,399,372	1,423,216
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property, plant and equipment	452	472
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	630	58

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2007	4 - 03/31/2007
2	Total liabilities	6,418,715	6,093,076
2.01	Current liabilities	1,302,198	730,018
2.01.01	Loans and financing	440,554	0
2.01.01.01	Interest on debts	1,804	0
2.01.01.02	Loans and financing	438,750	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,539	2,080
2.01.04	Taxes and Social Contributions Payable	8,701	242
2.01.05	Dividends and Interest on Equity	850,333	726,750
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	1,071	946
2.01.08.01	Accrued liabilities	128	10
2.01.08.02	Other	943	936
2.02	Non-current liabilities	250,240	23,853
2.02.01	Long-term liabilities	250,240	23,853
2.02.01.01	Loans and financing	176,714	0
2.02.01.01.01	Interest on debts	7,366	0
2.02.01.01.02	Loans and financing	169,348	0
2.02.01.02	Debentures	0	0
2.02.01.03	Reserves	31,025	23,853
2.02.01.03.01	Reserve for Contingencies	31,025	23,853
2.02.01.04	Related parties	0	0
2.02.01.05	Advances	0	0
2.02.01.06	Other	42,501	0
2.02.01.06.01	Derivative contracts	42,501	0
2.02.02	Deferred income	0	0
2.04	Shareholders' equity	4,866,277	5,339,205
2.04.01	Capital	4,734,790	4,734,790
2.04.01.01	Capital	4,734,790	4,734,790
2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	131,471	131,471
2.04.04.01	Legal reserves	131,471	131,471
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special Reserve for undistributed dividends	0	0
2.04.04.07	Other Revenue Reserve	0	0
2.04.05	Retained Earnings	0	472,928

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 – 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	450,179	921,998	421,683	731,973
3.06.01	Sales and Marketing	0	0	0	0
3.06.02	General and administrative	(4,075)	(10,007)	(3,801)	(6,861)
3.06.03	Financial	14,355	(3,838)	90,795	85,305
3.06.03.01	Financial income	71,845	79,938	139,574	160,191
3.06.03.01.01	Interest on shareholders´equity	70,464	70,464	81,500	81,500
3.06.03.01.02	Other financial income	1,381	9,474	58,074	78,691
3.06.03.02	Financial expenses	(57,490)	(83,776)	(48,779)	(74,886)
3.06.03.02.01	Goodwill amortization	(25,195)	(50,388)	(21,283)	(42,564)
3.06.03.02.02	Other financial expenses	(32,295)	(33,388)	(27,496)	(32,322)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 – 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.06.06	Equity in subsidiaries	439,899	935,843	334,689	653,529
3.06.06.01	Companhia Paulista de Força e Luz	193,431	406,848	178,494	320,300
3.06.06.04	Companhia Piratininga de Força e Luz	75,475	164,487	72,129	135,850
3.06.06.02	CPFL Geração de Energia S.A.	69,868	158,568	38,338	83,301
3.06.06.03	CPFL Comercialização Brasil S.A.	54,255	128,649	40,823	109,173
3.06.06.05	Nova 4 Participações Ltda	4,253	(472)	0	0
3.06.06.06	CPFL Serra Ltda	43,582	77,287	4,146	4,146
3.06.06.07	CPFL Comercialização Cone Sul S.A.	583	2,024	759	759
3.06.06.08	Perácio Participações S.A.	(1.548)	(1.548)	0	0
3.07	Income (loss) from operations	450,179	921,998	421,683	731,973
3.08	Nonoperating income/expense	1,337	3,200	0	0
3.08.01	Income	1,337	3,200	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	451,516	925,198	421,683	731,973
3.10	Income tax and social contribution	(9,330)	(9,898)	(27,195)	(29,855)
3.10.01	Social contribution	(1,651)	(1,651)	(6,141)	(6,611)
3.10.02	Income Tax	(7,679)	(8,247)	(21,054)	(23,244)
3.11	Deferred tax	(2,275)	(2,461)	(7,495)	(8,637)
3.11.01	Deferred Social Contribution	(725)	(751)	(2,633)	(2,834)
3.11.02	Deferred income tax	(1,550)	(1,710)	(4,862)	(5,803)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholder's equity	(70,464)	(70,464)	(81,500)	(81,500)

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

3.15	Net income for the period	369,447	842,375	305,493	611,981
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	479,756,730	479,756,730
	INCOME PER SHARE	0.77007	1.75584	0.63677	1.27561
	LOSS PER SHARE				

8

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. ("CPFL Energia" or "Company") is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

Subsidiary	Consolidation Method	June 30, 2007 Equity Interest - % Direct	June 30, 2007 Equity Interest - % Indirect (*)	March 31, 2007 Equity Interest - % Direct	March 31, 2007 Equity Interest - % Indirect (*)
Energy Distribution					
Companhia Paulista de Força e Luz	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz	Full	-	99.99	-	99.99
Rio Grande Energia S.A.	Full	-	99.76	-	99.76
Companhia Paulista de Energia Elétrica	Full	-	93.20	-	-
Companhia Jaguari de Energia	Full	-	90.15	-	-
Companhia Sul Paulista de Energia	Full	-	87.80	-	-
Companhia Luz e Força de Mococa	Full	-	89.75	-	-
Energy Generation					
CPFL Geração de Energia S.A.	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda.	Full	-	100.00	-	100.00
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
BAESA - Energética Barra Grande S.A.	Proportionate	-	25.01	-	25.01
Foz do Chapecó Energia S.A.	Proportionate	-	85.00	-	85.00
Campos Novos Energia S.A.	Proportionate	-	48.72	-	48.72
Energy Commercialization					
CPFL Comercialização Brasil S.A.	Full	100.00	-	100.00	-
CPFL Comercialização Cone Sul S.A.	Full	-	100.00	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda.	Full	-	100.00	-	100.00
Sul Geradora Participações S.A.	Full	-	99.95	-	99.95
CMS Comercializadora de Energia Ltda.	Full	-	100.00	-	-
Services					
CMS Energy, Equipamentos, Serviços, Indústria e Comércio S.A.	Full	-	89.81	-	-
Holdings					
Makelele Participações S.A.	Full	-	100.00	-	100.00
CPFL Serra Ltda.	Full	100.00	-	100.00	-
Nova 4 Participações Ltda.	Full	100.00	-	100.00	-
Perácio Participações S.A.	Full	100.00	-	-	-
CMS Energy Brasil S.A.	Full	-	100.00	-	-
Paulista Lajeado Energia S.A. (**)	Full	-	59.93	-	-
Companhia Jaguari Geração de Energia	Full	-	90.15	-	-

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(*) Refer to the interests held by direct subsidiaries.
(**) Refers to the interest held by indirect subsidiary Companhia Jaguari Geração de Energia.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The parent company's and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year's and interim financial statements of March 31, 2007 and should be analyzed together with those statements. These interim financial statements were prepared in accordance with generally accepted accounting principles in Brazil, rules with the Accounting Manual of the Public Electric Energy Service, as defined by ANEEL and the standards published by the Brazilian Securities Commission ("CVM").

During the quarter, approval was granted for implementation of the last stage of the Corporate Reorganization, which segregates the corporate participations held by the subsidiary CPFL Paulista, pursuant to Law nº 10.848/2004, ANEEL Authorization Resolution nº 305/2005 and ANEEL order nº 669 of March 14, 2007. This process involved a reduction of the capital of the subsidiary CPFL Paulista, approved in the Extraordinary General Meeting held on March 14, 2007, with no cancellation of shares, through the return to the Company of the assets relating to the investment in RGE, amounting to a total of R$ 1,050,411. On the same date, the Company paid up the amount of this investment in the subsidiary CPFL Serra. These assets were registered using their book values, in accordance with the expert´s appraisal report as of December 31, 2006. RGE´s balances and transactions from January 1, 2007 are booked in the CPFL Serra financial statements.

In order to improve the information presented to the market, as supplementary information, the Cash Flow Statements and Added Value Statements of the parent company and consolidated are being presented for the six months ended June 30, 2007 and 2006 (notes 31 and 32, respectively).

The Cash Flow Statements were prepared in accordance with the criteria established by FAS 95 – Statement of Cash Flows, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission ("SEC").

The Company and its subsidiaries made certain reclassifications in the Income Statement published in June 30, 2006, to provide a basis for comparison, basically as a result of the new classifications required by ANEEL, in accordance with ANEEL Order nº 3.073 as of December 28, 2006, which made changes to the Public Electric Energy Service Accounting Manual, as summarized below:

Item	From	To
Fuel Consumption Account - CCC	Operating Expenses	Deduction from Operating Revenues
Energy Development Account – CDE	Operating Expenses	Deduction from Operating Revenues
Research and Development and Energy Efficiency Programs	Operating Expenses	Deduction from Operating Revenues

Consolidation Principles

The consolidated interim financial statements includes the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, CPFL Serra, Perácio and Nova 4. The assets, liabilities and income balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista (up December 31, 2006), CPFL Geração, CPFL Brasil, CPFL Serra, Perácio and Nova 4 were consolidated with those of their subsidiaries, fully or proportionally, according to the rules defined in CVM Instruction No. 247/96.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated.

The accounting policies of parent company's subsidiaries are consistent with those of parent company. The main difference in accounting policies relates to the revaluation of property, plant and equipment recorded by the indirect subsidiary RGE, which is eliminated in the shareholders' equity base for calculation of equity interest and, consequently, in consolidation.

In June 2006, the Company increased its participation in the subsidiary RGE, and now fully consolidates the financial statements. To assist comparison, Note 29 shows a summary of the main account headings of the statement of operations, consolidated "pro-forma", showing the acquisition as if it had occurred in the first quarter of 2006.

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated			
	Current		Non current	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
Assets				
Consumers, Concessionaires and Licensees (note 5)				
Extraordinary Tariff Adjustment (a)	106,506	163,471	2,736	-
Free Energy (a)	38,886	56,642	1,445	762
Tariff Review - Remuneration Base (b.1)	12,731	19,582	-	-
Tariff Review – Depreciation (b.1)	38,086	48,362	-	1,109
Discounts on the TUSD and Irrigation (b.5)	43,146	46,203	18,049	6,314
Tariff Adjustment - Other (b.2)	1,155	1,668	-	-
	240,510	**335,928**	**22,230**	**8,185**
Deferred Costs Variations				
Parcel "A" (a)	244,120	184,931	300,957	372,622
CVA (c)	294,299	357,750	40,481	33,491
	538,419	**542,681**	**341,438**	**406,113**
Prepaid Expenses (note 9)				
Tariff adjustment – Purchase Itaipu (b.2)	-	934	-	-
Tariff adjustment – Other (b.2)	41,021	42,216	-	2,388
PIS and COFINS - Generators pass-through (b.2)	6,085	8,032	-	284
Increase in PIS and COFINS (b.3)	83.847	110,292	-	894
Energy Surpluses and Shortfalls (b.4)	28,072	44,918	53,917	11,395
Low Income Consumers' Subsidy - Losses (d)	41,884	37,633	-	-
	200,909	**244,025**	**53,917**	**14,961**

FEDERAL GOVERNMENT SERVICE
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June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Liabilities

Suppliers (note 17)				
Free Energy (a)	(70,878)	(84,254)	(1,097)	-
Deferred Gains Variations				
Parcel "A" (a)	(4,446)	(2,080)	(8,811)	(10,629)
CVA (c)	(213,548)	(255,245)	(86,828)	(41,012)
	(217,994)	**(257,325)**	**(95,639)**	**(51,641)**
Other Accounts Payable (note 22)				
PIS and COFINS - Generators pass-through (b.2)	(2,458)	(5,040)	-	-
Tariff Review - Return of consumer - IRT 2005 and 2006 Recalculated	(75,935)	(98,635)	-	-
Tariff Adjustment - Other (b.2)	(819)	(1,197)	-	-
Increase in PIS and COFINS (b.3)	(107,462)	(104,547)	-	-
Low Income Consumers' Subsidy - Gains (d)	(7,091)	(6,984)	(444)	(250)
	(193,765)	**(216,403)**	**(444)**	**(250)**
Total	**497,201**	**564,652**	**320,405**	**377,368**

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the "Overall Agreement for the Electric Energy Sector", which introduced, as a mechanism to reimburse the losses incurred by the electrical sector with this program, an Extraordinary Tariff Increase of 2.9% on electric power supply tariffs to residential consumers (except those considered to be a "low income consumer"), rural and public lighting and 7.9% for all other consumers.

The adjustment is being used by the subsidiary CPFL Paulista and has already been used by the subsidiaries CPFL Piratininga and CPFL Santa Cruz to offset the regulatory assets recorded in respect of Extraordinary Tariff Adjustment ("RTE") and Free Energy. Deadlines of 72, 61 and 66 months were established for realization of the regulatory assets relating to RTE and Free Energy for the subsidiaries CPFL Paulista, CPFL Piratininga and Santa Cruz respectively. This asset is being realized through the income derived from the extraordinary tariff adjustment, up to December 2007, in the case of CPFL Paulista and terminated in January 2007, in the case of CPFL Piratininga. CPFL Piratininga and Santa Cruz started to offset Parcel "A" in February 2007, using a mechanism similar to the RTE system, over the time necessary to reach the amount recorded. In the case of CPFL Paulista, Parcel "A" will be offset as from January 2008.

As of June 30, 2007 the subsidiary CPFL Paulista established a provision for losses on the realization of the Extraordinary Tariff Adjustment in the amount of R$ 110,334, set against accounts receivable, based on the projections of expected income by the subsidiary and taking into account market growth, estimated inflation, interest and regulatory aspects. The subsidiary CPFL Paulista recorded a provision for Free Energy losses of R$ 107,913, credited to the "Consumers" account and set against the "Suppliers" account.

In the case of the indirect subsidiary RGE, the Free Energy regulatory asset is derived from the allocation of its partial quota from Itaipu for the rationing program. As in the case of the RTE, the indirect subsidiary

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01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

RGE and the subsidiary CPFL Geração as of June 30, 2007, have established an accumulated provision of R$ 11,774 for losses on realization of Free Energy.

The changes in balances related to RTE, Free Energy and Parcel "A", for the quarter ended in June 30, 2007, net of the provision for losses, are as follows:

	Consolidated			
		Free Energy		
Description	RTE	Asset	Liability	Parcel "A" Net
Balances as of March 31, 2007	**163,471**	**57,404**	**84,254**	**544,844**
Addition due to company acquisitions	5,249	2,977	4,531	1,241
Monetary Restatement	3,245	5,535	6,081	17,126
Provision for losses	(8,901)	(6,640)	(6,405)	-
Realization	(53,822)	(18,945)	(16,486)	(31,391)
Balances as of June 30, 2007	**109,242**	**40,331**	**71,975**	**531,820**

The amortization of Parcel "A" in the quarter referring to CPFL Piratininga and Santa Cruz is as follows:

	Consolidated
	2nd Quarter
Energy Purchased	23,221
System Service Charge	1,324
Fuel Consumption Account - CCC	6,114
RGR	530
Inspection Fee	202
Total	**31,391**

b) Review and Adjustment Tariff

b.1) Tariff Review of 2003 and 2004

- **CPFL Paulista**

In April 2007, through Ratification Resolution nº 443, ANEEL amended the final result of the first periodic tariff review of the subsidiary CPFL Paulista approved in April 2005, adjusting the energy supply tariffs by 20.66%, due to a review of the calculation of the average depreciation percentage used in the 2003 tariff review of the subsidiary CPFL Paulista. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the "Xe" component of the "X" factor from 1.1352% to 1.2530% corresponds to a financial adjustment of R$ 44,868, which will be offset in the 2007 tariff adjustment for CPFL Paulista. This regulatory asset is recorded in the "Consumers, Concessionaires and Licensees" account – Tariff Review Depreciation, including the effects of PIS and COFINS.

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1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

- **CPFL Piratininga**

In October 2006, in answer to the application filed by Bandeirante Energia S.A. ("Bandeirante") for reconsideration of the tariff review, ANEEL altered the CPFL Piratininga remuneration base amounts approved in October 2005, and consequently, the result of the first tariff review of October 2003, previously considered final, once more became provisional. Through this alteration, ANEEL decided that the electricity supply tariffs of the subsidiary CPFL Piratininga should be reset at 10.14% (the percentage of 9.67% had been considered final). It also set the provisional value of the "Xe" factor, which reflects productivity gains, at 0.8571%, to be applied as a reduction factor for the "Parcel B" manageable costs for subsequent annual tariff adjustments. The final percentage should be established on definition of the final percentage of the tariff adjustment.

To reflect the new provisional percentage approved by ANEEL, in September 2006, CPFL Piratininga recognized in September, 2006 a regulatory asset of R$ 26,970, including the effects of PIS and COFINS, in the "Consumers, Concessionaires and Licensees" – Tariff Review Remuneration Base account, set against Revenue from Electricity Sales, and is recording the amortization of this asset.

- **Santa Cruz**

In December 2005, ANEEL finally approved the result of the first February 2004 periodic tariff review of the indirect subsidiary Santa Cruz.

In accordance with the Resolution, the final rate of 15.95%, as against the periodic tariff adjustment of 10.23% granted in February 2004, resulted in deferral of R$ 5,468 of Parcel "B", to be added cumulatively to Parcel "B", in the 2005, 2006 and 2007 Tariff Adjustments, at February 3, 2004 prices, restated by the variation in the Consumer Price Index - IGP-M between the date of the Tariff Review (February 3, 2004) and the date of the tariff adjustments.

A final "X" Factor of 1.73% was also established, with an "Xe" component of 0.9907% to be applied as a reduction factor to "Parcel B" in adjustments subsequent to approval of the final result of the first periodic tariff review, through Ratification Resolution nº 260, of December 19, 2005.

As of June 30, 2007, the balance of R$ 1,888 recorded as "Tariff Review – Remuneration Base" refers to adjustment of the accrual period to that date, although it will be received until January 2008.

b.2) Tariff Adjustments of 2006 and 2007

- **CPFL Paulista**

In Ratification Resolution nº 445, of April 3, 2007, ANEEL set the Annual Tariff Adjustment ("IRT") rate of the subsidiary CPFL Paulista at an average 7.06%, of which 2.60% refers to the annual economic tariff adjustment and 4.46% to the additional financial components. The main additional financial components are the Parcel "A" Amounts to be offset ("CVA"), the financial adjustments relating to the 2004 to 2006 tariff adjustment rates, energy surpluses and shortfalls, the PIS and COFINS increases, discounts on irrigation, collection of the Tariff for Use of the Distribution System ("TUSD") and the tariff review effects mentioned in the previous item.

In order to review the PIS and COFINS amounts of the Generators, ANEEL recalculated the electricity cost of the first 2005 tariff adjustment. As the cost of electricity affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. The CVA amounts approved by ANEEL in the 2007 Tariff Review Rate excluded the surpluses of the electricity contracts, in accordance with item 61 of ANEEL Technical Note nº 069 of March 22, 2007. Accordingly, these effects basically explain the adjustments performed on the 1st quarter of R$ 98,635 recorded in "Other Accounts Payable" and R$ 177,710 in "Deferral of Tariff Costs", both set against "Cost of Electricity" (Note 25).

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01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Also in connection with the events mentioned above, the subsidiary CPFL Paulista recorded on the first quarter of 2007 a reversal of R$ 10,910 in the PIS and COFINS - Generators pass-through regulatory asset and of R$ 15,834 in the Energy surpluses and shortfalls, estimated based on the methodology proposed in ANEEL Technical Note nº 151/2006.

Assets of R$ 14,854 were also recorded in the quarter for other financial components of the 2007 IRT, relating mainly to the Research and Development ("P & D") and Energy Efficiency Program on the financial components of the 2004 to 2006 Tariff Review Rates, the Electricity for All (*Luz para Todos*) Program and others.

- **CPFL Piratininga**

Through Ratification Resolution nº 386, of October 19, 2006, ANEEL set the IRT at an average percentage of 10.79%, consisting of 4.40% in relation to the annual tariff adjustment and 6.39% in relation to the additional financial components. The main additional financial components are the CVA, energy surpluses and shortfalls, the increase in PIS and COFINS, discounts on collection of the TUSD and the effects of the Tariff Review mentioned in the previous item.

ANEEL also took into consideration application of art. 109 of Law nº 11.196/2005, which ordered the refund by the generators, in 12 monthly installments as from November 2006, of the amount of R$ 7,764 received as a result of the effects of the PIS and COFINS increase passed on to consumers during the previous tariff period. Accordingly, the subsidiary CPFL Piratininga recorded the amount to be returned to consumers as an asset, set against Cost of Energy, as recorded in liabilities and set against supply income, and has, since that time, recorded amortization of the assets and liabilities in the accounts.

- **RGE**

Through Ratification Resolution nº 452, of April 18, 2007, ANEEL set the IRT of the indirect subsidiary RGE, increasing the electricity tariffs by an average of 6.05%, comprising 3.77% in relation to the annual economic tariff adjustment and 2.28% in relation to the additional financial components. The main additional financial components are the CVA, energy surpluses and shortfalls, the increase in PIS and COFINS, discounts on irrigation, collection of the TUSD, R&D on financial components, the Light for All (*Luz para Todos*) Program and others.

- **Santa Cruz**

Through Ratification Resolution nº 424, of January 30, 2007, ANEEL set the IRT of the indirect subsidiary Santa Cruz at an average of 5.71%, of which 4.56% refers to the annual tariff adjustment and 1.15% to the additional financial components.

The main financial components include the CVA, energy surpluses and shortfalls, the increase in PIS and COFINS, discounts on collection of the TUSD and others.

b.3) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated by applying the current legislation, and those incorporated in the tariff.

- **CPFL Paulista**

In accordance with Ratification Resolution nº 445, of April 3, 2007, ANEEL finally approved the passing on to the tariff of a nominal amount of R$ 97,377 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into account in the 2005 tariff adjustment. A complementary

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01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

posting of the remaining restated balance of R$ 72,983 was recorded in March, 2007 in the "Prepaid Expenses" account.

In view of the discussions in respect of the nature of this credit, the subsidiary CPFL Paulista conservatively opted to record a liability of the same amount, recorded in the account "Other Accounts Payable", which will be monetarily restated based on the variation of the IGP-M.

- **CPFL Piratininga**

In accordance with Ratification Resolution nº 386, of October 19, 2006, ANEEL approved passing on to the tariff the amount of R$ 34,263 as realignment of tariffs with the PIS and COFINS costs, eliminating the amounts already taken into consideration in the 2005 tariff adjustment. The amount of R$ 30,842 was recorded in September, 2006 in the "Prepaid expenses" account.

In view of the provisional nature of these amounts, and the discussions involving the nature of the credit, the subsidiary CPFL Piratininga conservatively opted to record a liability of the same amount in the "Other Accounts Payable" account, and records monetary restatement of the amount based on the variation of the IGP-M.

- **Santa Cruz**

In accordance with Ratification Resolution nº 424, of January 30, 2007, ANEEL approved the passing on to the tariff of R$ 3,309 as realignment of tariffs with the PIS and COFINS costs, and recorded in December, 2006, this amount in the "Prepaid Expenses" account.

- **RGE**

In accordance with Ratification Resolution nº 452, of April 18, 2007, ANEEL approved the passing on to the tariff of the amount of R$ 13,462 as realignment of tariffs with the PIS and COFINS costs, and recorded this amount in April 2007 in the "Prepaid Expenses" account.

b.4) Energy Surpluses or Shortfalls

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also guaranteed that costs or income derived from construction work or electricity shortfalls will be passed on to the tariffs, limited to 3% of the energy load requirement.

The constitution and amortization of the net energy surpluses or shortfalls of the distributors are recorded as "Prepaid Expenses" and credited to "Cost of Electricity" (note 25).

b.5) Discounts on the TUSD and Irrigation

The subsidiaries record regulatory assets, related to the special discounts applied on the TUSD from the supply of electricity from alternative sources, and on irrigation and aquaculture. The provisions and

(Free Translation from the original issued in Portuguese)

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June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

realization of the discounts on the TUSD and irrigation are recorded in “Consumers, Concessionaires and Licensees” and set against the “Electricity Sales” (Note 24) account.

The following table shows the changes in the items described above, relating to Tariff Review and Adjustments, occurred during the quarter ended June 30, 2007:

	Consolidated											
Description	Tariff Review - Remuneration Base (b.1)	Tariff Review - Depreciation (b.1)	Tariff Adjustment - Itaipu Purchase (b.2)	Tariff Adjustment - Other Asset and Liability (b.2) (1)	PIS and COFINS - Generators Pass-through (b.2)		Tariff Review - Return of consumer - IRT 2005 and 2006 Recalculated (b.2)	Increase in PIS and COFINS (b.3)		Energy Surpluses or Shortfalls (b.4)	Discounts on the TUSD and irrigation (b.5)	Total
					Asset (2)	Liability (3)		Asset	Liability			
Balance as of March 31, 2007	**19,582**	**49,471**	**934**	**45,075**	**8,316**	**(5,040)**	**(98,635)**	**111,186**	**(104,547)**	**56,313**	**52,517**	**135,172**
Addition due to company acquisitions	2,419	-	-	-	-	-	-	1,675	(2,558)	-	-	1,536
Constitution	2,054	-	-	7,986	2,520	-	-	569	-	31,901	18,910	63,940
Restatement	10	-	-	231	-	-	-	40	(357)	-	41	(35)
Amortization	(11,334)	(11,385)	(934)	(11,935)	(4,751)	2,582	22,700	(29,623)	-	(6,225)	(10,273)	(61,178)
Balance as of June 30, 2007	**12,731**	**38,086**	**-**	**41,357**	**6,085**	**(2,458)**	**(75,935)**	**83,847**	**(107,462)**	**81,989**	**61,195**	**139,435**

(1) The effects of the provision were recorded in Operating Income R$ 7,856, Operating Expense, R$ 130. The effects of amortization were recorded in Operating Revenue R$ 11,545 and Operating Income / Expense deduction in the net amount R$ 390.

(2) The effects of amortization were recorded in Operating Revenue R$984 and Accounts Receivable R$3,767.

(3) The effects of amortization were recorded in Operating Revenue R$2,940 and Accounts Receivable (R$358).

c) Deferred Tariff Costs and Gains Variations (“CVA”)

Refer to the mechanism for compensation of the variations in unmanageable costs incurred by the electric power distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff adjustments.

The main following expenses are currently considered unmanageable costs:

- Electricity purchased (tariff for electricity purchased and Incentive Program for Alternatives to Electric Energy - PROINFA);
- Use of System Charges (tariff for the electric energy transmission from Itaipu Binacional, system service charges and tariff for the transmission installations forming the basic network usage);
- Payment quota to the Fuel Consumption Account – CCC;
- Payment quota to the Energy Development Account – CDE.

	Consolidated					
			Changes			
	Balance as of March 31, 2007	**Addition due to company acquisitions**	**Deferral**	**Amortization**	**Restatement**	**Balance as of June 30, 2007**
Detailing:						
ASSET						
Energy Purchased	334,953	-	30,802	(80,203)	5,383	290,935
System Service Charge	21,410	6,022	(1,957)	(7,566)	5	17,914
Fuel Consumption Account – CCC	5,744	-	-	(2,986)	92	2,850
Energy Development Account - CDE	29,134	131	1,746	(8,468)	538	23,081
Total	**391,241**	**6,153**	**30,591**	**(99,223)**	**6,018**	**334,780**

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Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE **01866-0**	2 - COMPANY NAME **CPFL ENERGIA S.A.**	3 - CNPJ (Federal Tax ID) **02.429.144/0001-93**

LIABILITY

Energy Purchased	(158,619)	(4,392)	(26,840)	32,623	(2,725)	(159,953)
System Service Charge	(42,253)	(148)	(2,815)	10,428	(547)	(35,335)
Fuel Consumption Account – CCC	(95,302)	(2,914)	(11,423)	7,902	(3,351)	(105,088)
Energy Development Account - CDE	(83)	-	-	88	(5)	-
Total	**(296,257)**	**(7,454)**	**(41,078)**	**51,041**	**(6,628)**	**(300,376)**

d) Low Income Consumers' Subsidy

Law nº 10.438, of April 26, 2002 and Decree nº 4.336 of August 15, 2002 established new guidelines and criteria for classification of consumer units in the low-income residential sub-category. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with an average monthly consumption in the last 12 months of less than 80kWh, and consumer units with an average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

As the subsidies granted to the consumers are to be offset in the ambit of the concessionaire itself, through the tariff charged to the other consumers of the market served, and as the introduction of this new criteria has an impact on the tariff levels, in addition to the principal of reasonable tariffs for the rest of the market, ANEEL established a new methodology for calculating the subsidy, which has been applied monthly since May 2002.

After ratification by ANEEL, the amounts calculated using this new methodology should be settled as follows:

- For months in which losses are recorded by the concessionaire, the amounts should be reimbursed through granting of an economic subsidy by Eletrobrás (Governmental institution), through the Energy Development Account – CDE.

- In the months when gains by the concessionaire are calculated, the amounts should be reimbursed to the customer through a reduction in the annual tariff adjustments.

The movements in the balances in the quarter as of June 30, 2007 are as follows:

	Consolidated	
	Asset	**Liability**
Balances as of March 31, 2007	**37,633**	**(7,234)**
Gain (losses) of Revenue	6,645	(617)
Amortization Tariff Increase	-	595
Receivables Approved by ANEEL	(2,344)	-
Monetary Restatement	(50)	(279)
Balances as of June 30, 2007	**41,884**	**(7,535)**

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1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(4)   CASH AND BANKS

	Parent Company		Consolidated	
	June 30, 2007	**March 31, 2007**	**June 30, 2007**	**March 31, 2007**
Bank deposits	6,459	1,794	301,465	396,177
Short-term financial investments	5,512	4,027	527,124	632,730
Total	**11,971**	**5,821**	**828,589**	**1,028,907**

The short-term financial investments refer to operations with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5)   CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance mainly refers to electricity sales activities as of June 30 and March 31, 2007, as follows:

	Consolidated				
	Balances Coming due	Past due		Total	
		Up to 90 days	More than 90 days	June 30, 2007	March 31, 2007
Current					
Consumer Classes					
Residential	237,799	166,809	25,821	430,429	423,243
Industrial	228,479	52,601	47,204	328,284	286,485
Commercial	122,288	47,153	32,998	202,439	177,290
Rural	30,228	7,415	2,323	39,966	34,839
Public Administration	25,819	3,710	3,835	33,364	34,830
Public Lighting	23,365	4,772	50,553	78,690	73,592
Public Service	32,028	6,583	9,199	47,810	45,328
Billed	**700,006**	**289,043**	**171,933**	**1,160,982**	**1,075,607**
Unbilled	421,388	-	-	421,388	474,743
Financing of Consumers' Debts	64,093	1,556	7,612	73,261	94,850
Regulatory asset (note 3)	240,510	-	-	240,510	335,928
CCEE Transactions (a)	8,923	-	-	8,923	14,212
Concessionaires and Licensees (b)	58,909	-	6	58,915	77,802
Other	63,677	-	-	63,677	47,196
Total	**1,557,506**	**290,599**	**179,551**	**2,027,656**	**2,120,338**
Non current					
Financing of Consumers' Debts	126,501	-	-	126,501	99,824
CCEE Transactions (a)	41,362	-	-	41,362	41,361
Regulatory Asset (note 3)	22,230	-	-	22,230	8,185
Other	251	-	-	251	-
Total	**190,344**	**-**	**-**	**190,344**	**149,370**

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Brazilian Corporation Law
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01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

a) Electric Energy Trading Chamber ("CCEE") transactions

The amounts refer to the accounting records of the Electric Energy Trading Chamber – CCEE for the period September 2000 to June 2007. The amount receivable for energy sales as of June 30, 2007 mainly comprises: (i) legal adjustments, established as the result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period September 2000 to December 2002; (iii) provisional accounting entries established by the CCEE; (iv) amounts negotiated bilaterally pending settlement and (v) estimates made by the subsidiaries for periods not yet made available by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision were posted in the accounts.

b) Concessionaires and Licensees

Refers basically, to accounts receivable in respect of the supply of electricity to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to certain transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga. The amounts are being set off against accounts payable, through a settlement of accounts.

(6) FINANCIAL INVESTMENTS

In April 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between Companhia Energética de São Paulo ("CESP") (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

As of June 30, 2007 the short-term balance is R$ 30,998 (R$ 29,143 as of March 31, 2007), and the long-term balance is R$ 98,851 (R$ 102,043 as of March 31, 2007). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is being amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
Current				
Social Contribution Prepayments - CSLL	-	-	1,178	564
Income Tax Prepayments - IRPJ	-	-	1,284	1,039
Social Contribution and Income Tax	28,612	23,504	46,558	29,568
Withholding Income Tax - IRRF	11,507	4,833	37,731	40,117
ICMS (State VAT)	-	-	44,409	41,427
PIS (Tax on Revenue)	-	-	2,488	2,082
COFINS (Tax on Revenue)	9	8	8,594	7,745
INSS (Social Security)	-	-	2,304	1,377
Other	64	587	4,605	2,386
Total	**40,192**	**28,932**	**149,151**	**126,305**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE **01866-0**	2 - COMPANY NAME **CPFL ENERGIA S.A.**	3 - CNPJ (Federal Tax ID) **02.429.144/0001-93**

Non current

Social Contribution Tax - CSLL	-	-	24,198	23,580
Income Tax - IRPJ	-	-	698	7,410
PIS (Tax on Revenue)	2,787	2,787	2,975	2,975
COFINS (Tax on Revenue)	-	-	859	859
ICMS (State VAT)	-	-	67,392	61,238
INSS (Social Security)	-	-	585	92
Total	**2,787**	**2,787**	**96,707**	**96,154**

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Consolidated
Balance as of March 31, 2007	**(102,807)**
Addition due to company acquisitions	(7,982)
Additional Allowance Recorded	(12,055)
Recovery of Revenue	7,092
Write-off of Accounts Receivable	9,968
Balance as of June 30, 2007	**(105,784)**

The Allowance for Doubtful Accounts was established at an amount considered by Management of the subsidiaries sufficient to cover any losses on amounts receivable.

(9) PREPAID EXPENSES

	Consolidated			
	Current		Non current	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
Regulatory Asset (note 3)	200,909	244,025	53,917	14,961
Other	15,628	15,923	7,561	8,761
Total	**216,537**	**259,948**	**61,478**	**23,722**

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Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(10) DEFERRED TAXES

10.1 Composition of the income tax and social contribution credits:

	Parent Company		Consolidated	
	June 30, 2007	**March 31, 2007**	**June 30, 2007**	**March 31, 2007**
Social Contribution Credit on:				
Tax Loss Carryforwards	16,492	17,199	38,063	39,685
Tax Benefit on Merged Goodwill	-	-	170,905	166,905
Temporarily Nondeductible Differences	54	72	73,107	68,823
Subtotal	16,546	17,271	282,075	275,413
Income Tax Credit on:				
Tax Loss Carryforwards	54,035	57,328	82,710	88,666
Tax Benefit of Merged Goodwill	-	-	532,687	522,581
Temporarily Nondeductible Differences	7,907	6,164	209,329	196,027
Subtotal	61,942	63,492	824,726	807,274
Other	-	-	947	1,606
Total	**78,488**	**80,763**	**1,107,748**	**1,084,293**
Current	9,835	9,853	172,372	170,247
Non current	68,653	70,910	935,376	914,046
	78,488	**80,763**	**1,107,748**	**1,084,293**

The tax benefit for the merged goodwill is derived from the mergers of companies DOC 4 Participações S.A., Draft I Participações S.A., CPFL Missões and SEMESA, into CPFL Paulista, CPFL Piratininga, CPFL Serra and CPFL Geração, respectively. In the second quarter of 2007, the accounting balance also includes the tax benefit relating to the goodwill of CMS Participações Ltda merged into the companies Companhia Paulista de Energia Elétrica, Companhia Sul Paulista de Energia, Companhia Jaguari de Energia and Companhia Luz e Força de Mococa. The benefit is being realized proportionally to the amortization of the merged goodwill, in accordance with the net projected profit of the subsidiaries during the remaining term of the concession. In the quarter as of June 30, 2007, the annual amortization rates were 6.06%, 5.63%, 3.67%, 5.26% and 4.21%, respectively.

The projections of future results that guided and support the establishing of deferred tax credits of the Company and the subsidiaries were approved by the Boards of Directors and examined by the Audit Committees. For the quarter ended in June 30, 2007, management does not expect relevant changes on the projections disclosed on the financial statements as of December 31, 2006.

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

10.2 - Temporary nondeductible differences balance:

	Consolidated			
	June 30, 2007		March 31, 2007	
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)
Reserve for Contingencies	15,849	49,532	15,314	45,874
Pension Plan Expenses	6,420	18,828	6,977	20,377
Allowance for Doubtful Accounts	9,257	25,713	9,503	26,398
Provision for losses on the realization of RTE	8,652	24,030	7,199	19,995
Research and Development and Energy Efficiency Programs	13,575	37,706	12,499	34,720
Profit Sharing	1,733	5,498	3,809	11,260
Differences in Revaluation Rates	11,257	31,271	10,632	29,535
Other	6,364	16,751	2,890	7,868
Total	**73,107**	**209,329**	**68,823**	**196,027**

10.3 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and six-month period ended in June 30, 2007 and 2006:

	Consolidated			
	CSLL			
	2007		2006	
	2nd Quarter	1st Half	2nd Quarter	1st Half
Income before CSLL	**567,534**	**1,244,611**	**488,677**	**983,714**
Adjustments to Reflect Effective Rate:				
- Goodwill Amortization	17,802	35,604	15,024	31,210
- CMC Realization	4,576	9,042	4,393	9,908
- Received Dividends	(87)	(87)	(4,590)	(4,590)
- Depreciation of Parcel of Assets Revaluation	(2,555)	(6,944)	4,259	7,742
- Other Additions (Deductions), Net	(9,543)	17,367	(6,700)	(1,648)
Calculation base	**577,727**	**1,299,593**	**501,063**	**1,026,336**
Statutory Tax Rate	9%	9%	9%	9%
Tax Debit Result	**(51,995)**	**(116,963)**	**(45,096)**	**(92,370)**

23

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	Consolidated			
	IRPJ			
	2007		2006	
	2ⁿᵈ Quarter	1ˢᵗ Half	2ⁿᵈ Quarter	1ˢᵗ Half
Income before IRPJ	567,534	1,244,611	488,677	983,714
Adjustments to Reflect Effective Rate:				
- Goodwill Amortization	34,517	68,947	34,361	68,722
- Received Dividends	(87)	(87)	(4,590)	(4,590)
- Depreciation of Parcel of Assets Revaluation	(2,555)	(6,944)	4,259	7,742
- Other Additions (Deductions), Net	(15,509)	(5,342)	(3,034)	(3,372)
Calculation base	583,900	1,301,185	519,673	1,052,216
Statutory Tax Rate	25%	25%	25%	25%
Tax Debit Result	(145,975)	(325,296)	(129,918)	(263,054)
- Tax Credit Allocated	-	40,234	-	-
Total	(145,975)	(285,062)	(129,918)	(263,054)

(11) OTHER CREDITS

	Consolidated			
	Current		Non current	
	June 30, 2007	March 31,2007	June 30, 2007	March 31,2007
Receivables from CESP	19,899	21,172	39,445	41,986
Receivables from BAESA	18,421	18,421	-	-
Advances - Fundação CESP	4,159	4,773	-	-
Pledges, Funds and Tied Deposits	3,447	5,571	84,345	74,889
Orders in Progress	13,282	9,985	-	-
Services Rendered to Third Parties	18,210	15,675	-	-
Reimbursement RGR	3,276	3,035	707	707
Advance Energy Purchase Agreements	29,288	2,808	1,909	1,600
Other	38,263	28,413	6,819	4,626
Total	**148,245**	**109,853**	**133,225**	**123,808**

The credits receivable from BAESA refer to the differentiated rights in favor of the subsidiary CPFL Geração, derived from the use of different prices in billing energy sold by the shareholders in the period November 1, 2005 to December 31, 2006, giving rise to different contributions of the shareholding companies in the formation of BAESA's income (expense). This credit is to be offset at the time of the planned corporate restructuring of BAESA.

(12) RELATED PARTIES

	Parent Company	
	June 30, 2007	March 31, 2007
Nova 4	203,087	300
Perácio	409,310	-
Total	**612,397**	**300**

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Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

The Company made an advance for future capital increase - AFAC to the subsidiary Nova 4 in the quarter, by assuming debts and derivatives of R$ 214,912, less the right to receive the dividend of R$ 12,183 and a transfer of R$ 58 in cash.

In order to facilitate the acquisition of 100% of the capital of CMS Energy Brasil S.A., the Company made an advance for future capital increase of R$ 409,310 in its subsidiary Perácio.

(13) INVESTMENTS

13.1 - Permanent Equity Interests:

	Parent Company		Consolidated	
	June 30, 2007	**March 31,2007**	**June 30, 2007**	**March 31,2007**
Permanent Equity Interests	3,214,567	3,722,908	-	-
Goodwill / Negative Goodwill	1,399,372	1,423,216	2,203,374	2,041,557
Leased Assets	-	-	734,385	739,236
Other Investments	-	-	115,044	2,082
Total	**4,613,939**	**5,146,124**	**3,052,803**	**2,782,875**

Other - As a result of the acquisition of CMS Energy Brasil S.A, the Company now holds, through the indirect subsidiary Paulista Lajeado Energia S.A., 5.84% of the total capital of Investco S.A., in the form of 25,829 Common shares and 16,412 preferred shares. This investment is recorded in accordance with the cost method.

The principal information on the investments in Direct Permanent Equity Interests is as follows:

Investment	Number of Shares held (a)	Share of Capital - %	June 30,2007 Capital	June 30,2007 Shareholders Equity	June 30,2007 Net Income (b)	June 30, 2007 Shareholders Equity	March 31, 2007 Interest	2. Quarter 2007 Equity in Subsidiaries	2. Quarter 2006 Equity in Subsidiaries
CPFL Paulista	1.000	100%	1.000	506.275	193.431	506.275	719.692	193.431	178.494
CPFL Piratininga	53.031.259	100%	47.418	230.538	75.475	230.538	319.550	75.475	72.129
CPFL Geração	205.487.716	100%	1.039.618	1.114.590	69.868	1.114.590	1.203.290	69.868	38.338
CPFL Brasil	2.999	100%	2.999	3.090	54.255	3.090	74.941	54.255	40.823
CPFL Serra	1.333.569	100%	1.333.569	1.363.617	43.583	1.363.617	1.404.722	43.583	4.146
CPFL Cone Sul (c)	373	100%	373		582	-	6.961	582	759
Nova 4	1	100%	1	(1.995)	4.253	(1.995)	(6.248)	4.253	-
Perácio	-	100%	-	(1.548)	(1.548)	(1.548)	-	(1.548)	-
Total						**3.214.567**	**3.722.908**	**439.899**	**334.689**

(a) CPFL Serra and Nova 4 expressed in quotas
(b) Net Income refers to 2. Quarter 2007.
(c) Direct investment held up to April 2007.

The changes in the balance of equity interests are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	CPFL Brasil	CPFL Serra	CPFL Cone Sul	Nova 4	Perácio	Total
Permanent Equity Interests - As of March 31, 2007	719.692	319.550	1.203.290	74.941	1.404.722	6.961	(6.248)	-	3.722.908
Capital Reduction	-	-	-	-	(7.400)	(5.000)	-	-	(12.400)
Intermediate Dividend	(380.103)	(156.995)	(122.342)	(128.649)	(77.288)	-	-	-	(865.377)
Interest on Shareholders' Equity	(26.745)	(7.492)	(36.226)	-	-	-	-	-	(70.463)
Equity in subsidiaries	193.431	75.475	69.868	54.255	43.583	582	4.253	(1.548)	439.899
Investment transfer	-	-	-	2.543	-	(2.543)	-	-	-
Permanent Equity Interests - As of June 30, 2007	506.275	230.538	1.114.590	3.090	1.363.617	-	(1.995)	(1.548)	3.214.567

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

a) CPFL Paulista

Corporate Reorganization

An Extraordinary General Meeting ("EGM") held on March 14, 2007 approved the transfer of the share control of RGE, in the form of a reduction in the capital of the subsidiary CPFL Paulista, with no cancellation of shares, through the return to the Company of 67.0686% of RGE's capital, amounting to R$ 1,050,411. On the same date, the Company paid up this investment in the subsidiary CPFL Serra. The transfer, also approved in the same EGM, was in compliance with ANEEL Authorization Resolution nº 305, of September 5, 2005 and ANEEL Order nº 669 of March 14, 2007, in relation to the need for corporate segregation laid down in Law 10.848, of March 15, 2004. These assets were appraised at book values, in accordance with an expert appraisal report, as of December 31, 2006. All RGE's balances and transactions, as from January 1, 2007, are shown in the financial statements of the subsidiary CPFL Serra.

Reversal of Dividends

The Company capitalized in March, 2007 R$ 100,642 in the subsidiary CPFL Paulista, by a reversal of dividends, without issuing new shares, in order to separate the corporate participation of the indirect subsidiary RGE.

b) CPFL Serra

The subsidiary CPFL Serra decreased its capital in the quarter by R$ 7,400, returned in full to the Company.

Merger of the indirect subsidiary CPFL Serra by RGE

As approved by ANEEL in Order nº 669, of March 14, 2007, the Company will propose to a General Stockholders' Meeting a merger by the subsidiary RGE of its parent company CPFL Serra, succeeding it for all purposes of rights and obligations. The main objectives of the merger are optimization of operating, administrative and tax costs through simplification of the corporate structure.

c) Cone Sul

The subsidiary CPFL Cone Sul decreased its capital by R$ 5,000, returned in full to the Company.

In order to simplify the corporate structure and provide more transparency for the results of the energy sales segment, the Company also contributed capital to the subsidiary CPFL Brasil by transferring all the capital shares of the subsidiary CPFL Cone Sul, amounting to R$ 2,543, which as from May 2007 is fully controlled by CPFL Brasil.

d) Perácio

In June 2007, the Company acquired 100% of the capital of Perácio, for the amount of R$ 12. Perácio is now the parent company of CMS Energy.

e) CMS Energy Brasil S.A.

On June 18, 2007, through its subsidiary Perácio, the Company acquired 94,810,080 common shares and 94,810,080 preferred shares, representing 100% of the capital of CMS Energy Brasil S.A. This transaction was approved by ANEEL in June 2007 and the purchase price was R$ 407,710, generating

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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

goodwill of R$ 138,560. CMS Energy Brasil acts as a holding company, and has interests in the following companies:

Company	Segment	%
Companhia Paulista de Energia Elétrica	Distribution	93.20
Companhia Sul Paulista de Energia	Distribution	87.80
Companhia Luz e Força de Mococa	Distribution	89.75
Companhia Jaguari de Energia	Distribution	90.15
CMS Energy, Equipamentos, Serviços, Indústria e Comércio S.A.	Service	89.81
CMS Comercializadora de Energia Ltda	Commercialization	100.00
Companhia Jaguari de Energia	Holding	90.15
Paulista Lajeado Energia S.A. (*)	Holding	59.93

(*) Refers to the investment held by our subsidiary Companhia Jaguari Geração de Energia.

(Free Translation from the original issued in Portuguese)

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BRAZILIAN SECURITIES COMMISSION (CVM)
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Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

13.2 – Goodwill and Negative Goodwill:

		Consolidated				
		June 30, 2007			March 31, 2007	
Investor	**Investee**	**Historical Cost**	**Accumulated Amortization**	**Net Value**	**Net Value**	**Amortization Rate - 2007**
CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)	-
CPFL Energia	CPFL Paulista	1,074,026	(183,842)	890,184	906,460	6.06%
CPFL Energia	CPFL Paulista	304,861	(28,535)	276,326	281,411	6.06%
CPFL Energia	CPFL Piratininga	154,827	(14,281)	140,546	142,977	5.63%
CPFL Energia	CPFL Geração	54,555	(6,362)	48,193	49,030	6.17%
CPFL Energia	CPFL Serra	58,329	(1,281)	57,048	57,612	3.67%
CPFL Energia	CPFL Serra	(109)	-	(109)	(109)	-
CPFL Energia	CPFL Cone Sul	-	-	-	(1,337)	-
CPFL Energia	Perácio	12	-	12	-	-
CPFL Brasil	Clion	98	(22)	76	78	10.00%
CPFL Geração	Foz do Chapecó	7,319	-	7,319	7,319	-
CPFL Geração	ENERCAN	10,233	(168)	10,065	10,191	4.10%
CPFL Geração	Barra Grande	3,081	(334)	2,747	2,802	7.18%
CPFL Serra	RGE	764,758	(278,660)	486,098	490,904	3.67%
Nova 4	Santa Cruz	111,367	(8,660)	102,707	107,037	15.55%
Semesa	Makelele	10	-	10	10	-
Perácio	CMS Energy	138,560	-	138,560	-	-
CMS Energy	Companhia Paulista de Energia Elétrica	8,444	(2,388)	6,056	-	-
CMS Energy	Companhia Sul Paulista de Energia	20,026	(5,714)	14,312	-	-
CMS Energy	Companhia Jaguari de Energia	20,941	(5,950)	14,991	-	-
CMS Energy	Companhia Luz e Força de Mococa	21,130	(5,844)	15,286	-	-
Companhia Paulista de Energia Elétrica	Companhia Luz e Força de Mococa	14,478	(8,703)	5,775		
Total		**2,754,118**	**(550,744)**	**2,203,374**	**2,041,557**	

The goodwill arising from acquisition of the equity interests is amortized in proportion to the net income curves projected for the remaining term of the concession contract, these rates are subject to periodic review.

As CMS Energy was acquired in June, the amortization relating to the companies of that group will affect the Company's financial statements as from July 2007.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
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Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

13.3 – Interest on Shareholders' Equity and Dividend:

	Parent Company	
	June 30, 2007	**March 31, 2007**
Dividend Receivable		
CPFL Paulista	380,103	294,175
CPFL Piratininga	156,995	162,041
CPFL Geração	122,342	73,689
CPFL Brasil	128,649	78,264
CPFL Serra	77,288	33,179
CPFL Cone Sul	-	1,297
Subtotal	**865,377**	**642,645**
Receivable Interest on Shareholders' Equity		
CPFL Paulista	22,733	44,396
CPFL Piratininga	6,369	7,029
CPFL Geração	30,792	-
Subtotal	**59,894**	**51,425**
Total	**925,271**	**694,070**

In the second quarter of 2007, the Company received dividends and interest on capital of R$ 706,253, including a dividend from Nova 4, in relation to the advance for capital increase - AFAC mentioned in Note 12. The subsidiaries also declared an interim dividend and interest on capital (net of Withholding income tax - IRRF) of R$ 925,271 in the quarter.

13.4 - Leased Assets:

In consolidated, the leased assets refer principally to the assets of the Serra da Mesa Plant, owned by the subsidiary CPFL Geração and leased to FURNAS. These assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS.

(Free Translation from the original issued in Portuguese)

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June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(14) PROPERTY, PLANT AND EQUIPMENT

	Consolidated			
	June 30, 2007			March 31, 2007
In Service	**Historical Cost**	**Accumulated Depreciation**	**Net Value**	**Net Value**
- Distribution	7,250,138	(3,714,128)	3,536,010	3,376,203
- Generation	1,497,663	(135,268)	1,362,395	691,546
- Commercialization	205,573	(75,249)	130,324	108,012
- Administration	223,545	(141,436)	82,109	72,875
	9,176,919	**(4,066,081)**	**5,110,838**	**4,248,636**
In Progress				
- Distribution	304,150	-	304,150	252,754
- Generation	596,926	-	596,926	1,123,969
- Commercialization	9,838	-	9,838	6,573
- Administration	19,380	-	19,380	18,477
	930,294	**-**	**930,294**	**1,401,773**
Subtotal	**10,107,213**	**(4,066,081)**	**6,041,132**	**5,650,409**
Other Assets not linked to the Concession	1,552,756	(835,080)	717,676	722,060
Total Property, Plant and Equipment	**11,659,969**	**(4,901,161)**	**6,758,808**	**6,372,469**
Special Obligations linked to the Concession			(871,105)	(816,277)
Net Property, Plant and Equipment			**5,887,703**	**5,556,192**

The average depreciation rate of the assets is approximately 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

Special obligations linked to the Concession - These are the amounts received from the consumers and donations not conditional on any return and subsidies for investments intended to meet requests for energy supply in the distribution operations. In accordance the procedures laid down in ANEEL Order nº 234, of October 31, 2006, Official Circular nº 1,314, of June 27, 2007, establishes that the effects of the quotas for reintegration of the values of assets formed with funds from the Special Obligations will only be eliminated in the accounting results, by amortization of these obligations, as from the second Tariff Review cycle, irrespective of the date of formation.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(15) INTEREST, LOANS AND FINANCING

	Consolidated							
	June 30, 2007				March 31, 2007			
	Interest Current and Long-term	Principal		Total	Interest Current and Long-term	Principal		Total
		Current	Long-term			Current	Long-term	
LOCAL CURRENCY								
BNDES - Power Increases (PCH's)	203	4,768	30,539	35,510	170	4,408	23,618	28,196
BNDES - Investment	4,083	214,946	1,341,217	1,560,246	3,158	205,742	1,219,127	1,428,027
BNDES - Parcel "A", RTE and Free Energy	1,624	302,593	1,182	305,399	291	341,877	50,572	392,740
Furnas Centrais Elétricas S.A.	-	4,865	132,866	137,731	-	-	131,424	131,424
Financial Institutions	35,660	587,077	143,936	766,673	25,484	150,775	144,890	321,149
Other	545	30,708	21,968	53,221	656	31,032	21,591	53,279
Subtotal	42,115	1,144,957	1,671,708	2,858,780	29,759	733,834	1,591,222	2,354,815
FOREIGN CURRENCY								
IDB	728	3,304	67,105	71,137	812	3,453	71,474	75,739
Financial Institutions	18,231	212,533	536,741	767,505	15,679	167,785	549,459	732,923
Subtotal	18,959	215,837	603,846	838,642	16,491	171,238	620,933	808,662
Total	61,074	1,360,794	2,275,554	3,697,422	46,250	905,072	2,212,155	3,163,477

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

LOCAL CURRENCY	Consolidated June 30, 2007	Consolidated March 31, 2007	Remuneration	Amortization	Collateral
BNDES - Power Increases (PCH's)					
CPFL Geração	6,221	6,817	TJLP + 3,5%p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Geração	333	391	UMBND + 3,5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Geração	3,364	3,627	TJLP + 4%p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Geração	451	521	UMBND + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Geração	7,904	7,210	TJLP + 4,3% p.a.	75 monthly installments from September 2007	Guarantee of CPFL Energia
CPFL Geração	7,209	6,623	TJLP + 4,3% p.a.	36 monthly installments from July 2008	Guarantee of CPFL Energia
CPFL Geração	99	-	TJLP + 3,1% p.a.	36 monthly installments from July 2008	Guarantee of CPFL Energia
CPFL Geração	9,929	3,007	TJLP + 3,1% p.a.	72 monthly installments from July 2008	Guarantee of CPFL Energia
BNDES - Investment					
CPFL Paulista - FINEM I	5,093	6,784	TJLP + 3,25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	221,651	237,267	TJLP + 5,4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	71,754	-	TJLP + 3,3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
RGE - FINEM I	143,745	125,065	TJLP + 3,5% a 5,0% p.a.	monthly installments from October 2000 to December 2012	Revenue collection/Promissory Notes/Reserve Account
RGE - FINEM II	6,416	7,932	UMBNDES + 4,5% p.a. (1)	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga - FINEM I	82,533	88,349	TJLP + 5,4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	87,721	-	TJLP + 3,3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
BAESA	174,379	178,114	TJLP + 3,125%p.a.	144 monthly installments from September 2006 and November 2006	Letters of Credit
BAESA	39,562	42,914	UMBND + 3,125% p.a.	144 monthly installments from November 2006	Letters of Credit
ENERCAN	387,812	399,079	TJLP + 4%p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	25,733	28,399	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	270,990	268,291	TJLP + 5%p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	28,684	30,202	UMBND + 5% p.a.	120 monthly installments from December 2007	Guarantee of CPFL Energia
CERAN	14,173	15,631	UMBND + 5% p.a. (2)	120 monthly installments from February 2006	Guarantee of CPFL Energia
BNDES - Parcel "A", RTE and Free Energy					
CPFL Paulista - RTE	-	13,413	Selic + 1% p.a.	62 monthly installments from March 2002	Receivables
CPFL Paulista - Parcel "A"	298,223	344,676	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
RGE - Free Energy	1,919	2,597	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
CPFL Piratininga - Parcel "A"	-	27,276	Selic + 1% p.a.	9 monthly installments from September 2006	Receivables
Santa Cruz - RTE	735	2,909	Selic + 1% p.a.	65 monthly installments from March 2002	Revenue
CMS Energy - RTE	3,140	-	Selic + 1% p.a.	79 monthly installments from March 2002	Receivables
CPFL Geração - Free Energy	1,382	1,869	Selic + 1% p.a.	60 monthly installments from March 2003	Guarantee of CPFL Paulista
Furnas Centrais Elétricas S.A.					
CPFL Geração	137,731	131,424	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant
Financial Institutions					
Parent company					
BB Banco de Investimento	214,629	-	101,9% CDI	1 installment in December 2007	Promissory notes
Citibank	225,925	-	101,9% CDI	1 installment in December 2007	Promissory notes
CPFL Paulista					
Banco do Brasil - Law 8727	49,617	50,828	Variação do IGPM + 7,42% p.a.	240 monthly installments from May 1994	Receivables
RGE					
Banco Itaú BBA	103,846	100,753	106.0% of CDI (109.0% of Dec,2006)	1 installment in March 2011	No guarantee
Banco Santander I	2,638	5,288	105.0% of CDI (CDI + 2,0% p.a. of Dec,2006)	7 quarterly installments from January 2006	Promissory notes
Banco Santander II	54,560	52,957	104.5% of CDI	1 installment in January 2008	No guarantee
Banco ABN AMRO Real	78,699	76,014	107.5% of CDI	02 installment in January 2008 and 01 installment in February 2008	No guarantee
Banco do Brasil - Law 8727	36,383	35,309	105% of CDI	1 installment in January 2008	No guarantee
CPFL Brasil					
BNDES	376	-	TJLP + 2,84% p.a.	36 monthly installments from May 2009	Linked to the related asset
Other					
CPFL Paulista					
ELETROBRÁS	7,646	8,333	RGR + rate variable of 6% to 9% p.a.	Monthly installments up to July 2016	Revenue/Promissory notes
Other	6,809	7,011			
RGE					
FINEP	1,483	1,602	TJLP + 4.0% p.a.	48 monthly installments from July 2006	Receivables
ELETROBRÁS	5,127	5,451	RGR + rate variable of 6% to 6.5% p.a.	120 monthly installment from August 2004	Receivables/Promissory notes
Other	18,314	18,275			
CPFL Piratininga					
ELETROBRÁS	3,951	4,601	5% p.a.	Various	Promissory notes/Receivables
Outros	758	779			
Santa Cruz					
ELETROBRÁS	7,296	7,227	5% p.a.	100 to 120 monthly installments from december 2002	Revenues
CMS Energy					
ELETROBRÁS	1,837	-	5% and 9% p.a.	Various	Revenues
Total Local Currency	**2,858,780**	**2,354,815**			
FOREIGN CURRENCY					
IDB - Enercan	71,137	75,739	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions					
Parent Company					
Banco do Brasil	176,714	-	Yen + 5.7778% p.a. (3)	1 installment in September 2009	No guarantee
Nova 4					
Banco do Brasil	-	193,531	Yen + 5.7778% p.a. (3)	Debt transferred to the company through debt assumption	No guarantee
CPFL Paulista					
Debt Conversion Bond	11,611	13,805	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	1,225	1,655	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	1,243	1,679	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	14,561	16,942	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	17,018	18,391	US$ + 6-month Libor + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	24,372	26,340	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Banco do Brasil	140,623	154,005	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee
CPFL Piratininga					
Banco Itaú BBA	-	83,263	US$ + 5.7849% p.a. (5)	1 installment in March 2008 - Settled in June 07	No guarantee
CPFL Geração					
Banco do Brasil	267,734	214,080	Yen + 2.5% up tp 5.8% p.a. (6)	1 installment in March 2008 and April 2010	Guarantee of CPFL Energia
ENERCAN					
Banco Itaú BBA	1,791	9,232	US$ + Libor + 14.5 p.a (7)	1 installment in July 2007	No guarantee
Ceran					
Banco Santander	24,295	-	Yen + 1,75% p.a. (2)	1 installment in July 2007	No guarantee
Banco Bradesco	18,283	-	US$ + 6.5% p.a (8)	1 installment in August 2007	No guarantee
Foz de Chapecó					
Banco Bradesco	68,035	-	US$ + 6.5% p.a. (9)	1 installment in December 2007	No guarantee
Total Foreign Currency	**838,642**	**808,662**			
Total	**3,697,422**	**3,163,477**			

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

The Company and its subsidiaries hold swap operations converting the operation cost from exchange currency variation to interest tax rates in "reais", corresponding to:

(1) 135.7% of CDI	(4) 103.5% of CDI	(7) 109.5% of CDI
(2) 138.43% of CDI	(5) 103.25% and 103.7% of CDI	(8) 108% of CDI
(3) 103.5% of CDI	(6) 103.25% up to 104.5% of CDI	(9) 104.6% of CDI

Main funding:

Local Currency

BNDES – Investment (FINEM III) - The subsidiary CPFL Paulista obtained approval for financing of R$ 156,543 from the Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") in 2007, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary CPFL Paulista received the amount of R$ 71,587 in the quarter and the remaining balance of R$ 84,956 is scheduled for release by December 2007. The interest will be paid on September 15 and December 15, 2007. As from January 15, 2008 the payments will be made monthly.

BNDES – (FINEM II) – The subsidiary CPFL Piratininga obtained approval for financing of R$ 121,574 from the BNDES in 2007, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary CPFL Piratininga received the amount of R$ 87,516 in the quarter and the remaining balance of R$ 34,058 is scheduled for release by December 2007. The interest will be paid on September 15 and December 15, 2007. As from January 15, 2008 the payments will be made monthly.

Banco Citibank S.A. e BB Banco de Investimento S.A – the Company signed a public distribution agreement with Banco Citibank S.A. (Lead Coordinator) together with BB Banco de Investimento S.A. (Coordinator) for the issue of 40 promissory notes, with a nominal par value of R$ 11,250 each. A total of 39 commercial registered book-entry promissory notes was subscribed and paid up, in a single series, amounting to R$ 438,750, invested in the acquisition of CMS Energy Brasil S.A. The maturity will be on December 12, 2007.

Foreign Currency

Banco do Brasil – In the second quarter of 2007, the subsidiary CPFL Geração contracted a credit line from the Banco do Brasil, in order to honor short-term commitments of R$ 80,000.

Banco Bradesco – Foz do Chapecó contracted a short-term loan of R$ 80,000 (R$ 68,000 in proportion to the participation of the subsidiary CPFL Geração) in the quarter in order to finance construction of the Foz do Chapecó plant until the funds already approved by the BNDES are released.

RESTRICTIVE COVENANTS

The **BNDES - FINEM III** loan restricts the subsidiary CPFL Paulista on payment of dividends and interest on capital totaling more than the minimum mandatory dividend laid down by law without the approval of the BNDES and the lead bank in the transaction (Banco do Brasil); full compliance with the restrictive covenants established in the agreement; and maintenance of certain financial ratios with preestablished parameters, as follows:

a) Net financial indebtedness divided by EBITDA – maximum of 3.0 from 2007 to 2013;

b) Net financial indebtedness divided by the sum of net financial indebtedness and net equity – maximum of 0.80 in 2007 and 2008 and maximum of 0.75 from 2009 to 2013.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

The **BNDES - FINEM II** loan restricts the subsidiary CPFL Piratininga on payment of dividends and interest on capital totaling more than the minimum mandatory dividend laid down by law without the approval of the BNDES and the lead bank in the transaction (Banco do Brasil); full compliance with the restrictive covenants established in the agreement; and maintenance of certain financial ratios with preestablished parameters, as follows:

a) Net financial indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and maximum of 2.5 from 2009 to 2013;

b) Net financial indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.8 from 2007 to 2013.

Other loan and financing agreements are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within predefined parameters. Details of such restrictive covenants are presented on the financial statements as of December 31, 2006. The management of the Company and its subsidiaries monitor these indices systematically and constantly to guarantee that the contractual conditions are complied with. In the opinion of the management of the Company, these restrictive covenants and clauses are being adequately complied with.

(16) DEBENTURES

				Consolidated Balances as of							
				June 30, 2007				March 31, 2007			
	Issued	Remuneration	Amortization Conditions	Collateral	Interest	Current	Non current	Total	Interest	Current	Non current	Total
CPFL Paulista												
2nd Issue												
1st serie	11,968	109% of the CDI	July 1, 2009.	Unsecured	7,793	-	119,680	127,473	3,890	-	119,680	123,570
2nd series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	14,096	-	146,265	160,361	10,409	-	145,701	156,110
3rd Issue												
1st serie	64,000	104.4 of CDI	1st installment in December 1, 2011, 2nd installment in December 1, 2012 and 3rd installment in December 1, 2013.	Guarantee of CPFL Energia	5,724	-	640,000	645,724	26,693	-	640,000	666,693
					27,613	-	905,945	933,558	40,992	-	905,381	946,373
CPFL Piratininga												
1st Issue												
Unique serie	40,000	104% of the CDI	50% on January 1, 2010 and remainder on January 1, 2011.	Guarantee of CPFL Energia	24,816	-	400,000	424,816	12,395	-	400,000	412,395
RGE												
2nd Issue												
1st serie	2,620	IGP-M + 9.6% p.a.	1 installment in April 2011	Unsecured	677	-	26,200	26,877	3,680	-	26,200	29,880
2nd serie	20,380	106.0% of CDI	1 installment in April 2009	Unsecured	6,153	-	203,800	209,953	13,406	-	203,800	217,206
					6,830	-	230,000	236,830	17,086	-	230,000	247,086
CPFL Geração												
1st Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual with settlement in June 2009	Guarantee of CPFL Energia, Receivables and CPFL Geração common nominal shares	2,318	143,242	157,567	303,127	11,848	136,415	230,622	378,885
Baesa												
1st Issue	9,000	105% of the CDI	Quarterly with settlement in August 2016.	Letters of Guarantee	3,810	-	26,500	30,310	3,066	-	27,597	30,663
2nd Issue	9,000	IGP-M + 9.55% p.a.	Annually with settlement in August 2016.	Letters of Guarantee	1,418	-	9,866	11,284	1,142	-	10,275	11,417
					5,228	-	36,366	41,594	4,208	-	37,872	42,080
					66,805	143,242	1,729,878	1,939,925	86,529	136,415	1,803,875	2,026,819

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the subsidiaries to comply with certain financial ratios within pre-established parameters. Details of such restrictive covenants are presented on the financial statements as of December 31, 2006. In the opinion of Management of the subsidiary such restrictive and clauses are keeping adequately.

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(17) SUPPLIERS

	Consolidated	
Current	**June 30, 2007**	**March 31, 2007**
System Service Charges	4,402	4,920
Energy Purchased	526,616	491,463
Electricity Network Usage Charges	88,713	77,878
Materials and Services	112,439	94,382
Co-Generators	21,134	4,289
Regulatory Liability (note 3)	70,878	84,254
Other	11,996	10,796
Total	**836,178**	**767,982**
Non current		
Regulatory Liability (note 3)	**1,097**	**-**

(18) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated			
	Current		Non current	
	June 30, 2007	**March 31, 2007**	**June 30, 2007**	**March 31, 2007**
ICMS (State VAT)	303,168	300,177	-	-
PIS (Tax on Revenue)	12,805	14,535	54	100
COFINS (Tax on Revenue)	55,398	64,944	816	461
IRPJ (Corporate Income Tax)	133,130	116,011	11,015	11,975
CSLL (Social Contribution Tax)	36,873	41,178	3,719	4,310
IRRF (Withholding tax on equity interest)	10,570	-	-	-
Other	17,284	14,999	-	-
Total	**569,228**	**551,844**	**15,604**	**16,846**

(19) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and the indirect subsidiary RGE, through Fundação CEEE de Seguridade Social - ELETROCEEE, and the indirect subsidiary Santa Cruz, through FUNSEJEM – Fundação Senador José Ermínio de Moraes, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of the subsidiary CPFL Paulista.

At the time of modification of the Pension Plan in September 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Fundação CESP. This deficit will be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the contractual addendum celebrated with Fundação CESP in July 25, 2006, the obligation will be settled in 175 monthly installments and 14 annualy installments, maturing in July 31, 2020. The balance of the liability, as of June 30, 2007 is R$ 569,034 (R$ 572,017 as of March 31, 2007).

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the Subsidiary's predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan are currently in effect for the employees of CPFL Piratininga.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the contractual addendum celebrated with Fundação CESP in July 25, 2006, the obligation will be settled in 183 monthly installments and 15 annualy installments, maturing in March 1, 2021.The balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department as of June 30, 2007 is R$ 159,317 (R$ 160,021 as of March 31, 2007).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – SANTA CRUZ

In July 2001, the subsidiary Santa Cruz joined FUNSEJEM, a not-for-profit private welfare fund for employees of Votorantim Group companies, offering them all the opportunity to participate. In accordance with the fund's regulations, the subsidiary Santa Cruz contributes to FUNSEJEM the same amount as the employees, in accordance with the employees' remuneration levels (defined contribution). Voluntary contributions may also be made to FUNSEJEM.

V – CPFL Geração

A Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan are currently in effect for the employees of CPFL Geração.

With the modification of the Pension Plan, in September 1997, at that time maintained by CPFL Paulista, the subsidiary recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP. The deficit is being liquidated in 260 monthly installments, plus interest of 6% p.a. and monetary restatement based on the IGP-DI (FGV). Through the contractual addendum celebrated with Fundação CESP in July 25, 2006, the obligation will be settled in 178 monthly installments and 14 annualy installments, maturing in October 31, 2020.The balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

criteria of the Supplementary Pensions Department as of June 30, 2007 is R$ 11,491 (R$ 11,548 as of March 31, 2007).

The movements occurred in the quarter, in the net actuarial liabilities are as follows:

	June 30, 2007				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Net actuarial liability at the beginning of the quarter	610,730	163,024	(1,716)	11,388	783,426
Income recognized in income statement	(9,005)	(1,604)	(1,743)	(229)	(12,581)
Sponsor's Contributions during the period	(14,746)	(4,133)	14	(307)	(19,172)
Net actuarial liability at the end of the period	**586,979**	**157,287**	**(3,445)**	**10,852**	**751,673**
Other contributions	8,895	338	31,111	214	40,558
TOTAL	**595,874**	**157,625**	**27,666**	**11,066**	**792,231**
Current	58,801	17,919	4,476	1,462	82,658
Non current	537,073	139,706	23,190	9,604	709,573
	595,874	**157,625**	**27,666**	**11,066**	**792,231**

The expenses (income) recognized are as follows:

	2nd Quarter 2007				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	262	1,022	225	22	1,531
Interest on actuarial liabilities	64,878	16,272	2,831	1,363	85,344
Expected return on assets	(74,137)	(18,424)	(3,834)	(1,614)	(98,009)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains	-	-	(965)	-	(965)
Subtotal	**(8,997)**	**(1,127)**	**(1,743)**	**(229)**	**(12,096)**
Expected contributions from participants	(8)	(477)	-	-	(485)
Total	**(9,005)**	**(1,604)**	**(1,743)**	**(229)**	**(12,581)**

	2nd Quarter 2006				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	229	1,139	158	16	1,542
Interest on acturial liabilities	65,594	16,136	2,486	1,408	85,624
Expected return on assets	(67,253)	(16,813)	(3,067)	(1,471)	(88,604)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial - gains	-	-	(422)	-	(422)
Increase liabilities due to adoption of CMV No. 371	4,044	8,196	495	81	12,816
Subtotal	**2,614**	**8,661**	**(350)**	**34**	**10,959**
Expected contributions from participants	(6)	(513)	(10)	-	(529)
Total	**2,608**	**8,148**	**(360)**	**34**	**10,430**

In the income statement, the expenses and (income) were recorded under the following captions:

	2nd Quarter 2007				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Operating Cost	(9,005)	(1,604)	(1,743)	13	(12,339)
Operating Expenses	-	-	-	(242)	(242)
Total	**(9,005)**	**(1,604)**	**(1,743)**	**(229)**	**(12,581)**

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	2nd Quarter 2006				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Operating Cost	(1,436)	(49)	(360)	12	(1,833)
Operating Expenses	-	-	-	(59)	(59)
Extraordinary Item net of Tax Effects	2,669	5,410	-	61	8,140
Taxation of Extraordinary Item	1,375	2,787	-	20	4,182
Total	**2,608**	**8,148**	**(360)**	**34**	**10,430**

The extraordinary item recorded in 2006, refers to the plan deficit as of December 31, 2001, on adoption of CVM No. 371, which was deferred and amortized in subsequent years, and finalized as of December 31, 2006.

(20) REGULATORY CHARGES

	Consolidated	
	June 30, 2007	**March 31,2007**
Global Reverse Fund - RGR	4,471	4,498
ANEEL Inspection Fee	1,903	1,733
Fuel Consumption Account - CCC	33,601	29,809
Energy Development Account - CDE	30,855	30,728
Total	**70,830**	**66,768**

(21) RESERVE FOR CONTINGENCIES

	Consolidated							
	June 30, 2007				March 31, 2007			
	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)
Labor								
Various	**68,581**	**50,101**	**18,480**	**23,966**	**65,446**	**43,483**	**21,963**	**22,709**
Civil								
General Damages	15,386	13,299	2,087	14,176	18,791	15,522	3,269	9,526
Tariff Increase	17,422	3,016	14,406	7,903	18,849	11,387	7,462	5,287
Energy Purchased	40,809	28,167	12,642	-	40,809	28,167	12,642	-
Other	8,200	7,077	1,123	11,752	6,059	6,059	-	484
	81,817	**51,559**	**30,258**	**33,831**	**84,508**	**61,135**	**23,373**	**15,297**
Tax								
FINSOCIAL	18,083	18,083	-	33,440	18,011	18,011	-	33,307
Increase on basis - PIS and COFINS	2,917	-	2,917	301	894	-	894	301
Interest on Shareholders' Equity - PIS and COFINS	33,922	-	33,922	-	26,750	-	26,750	-
Income Tax	47,646	27,684	19,962	1,935	45,760	25,714	20,046	1,325
Other	7,499	2,995	4,504	12,091	3,329	-	3,329	19,579
	110,067	**48,762**	**61,305**	**47,767**	**94,744**	**43,725**	**51,019**	**54,512**
Total	**260,465**	**150,422**	**110,043**	**105,564**	**244,698**	**148,343**	**96,355**	**92,518**

The changes in the balances in the quarter ended June 30, 2007, are as follows:

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	Consolidated						
	March 31, 2007	Added due to acquisition of company	Addition	Reversal	Payment	Monetary Restatement	June 30, 2007
Labor	65,446	1,788	4,176	(364)	(2,465)	-	68,581
Civil	84,508	1,160	10,204	(2,592)	(11,463)	-	81,817
Tax	94,744	6,205	8,542	(365)	(2)	943	110,067
Reserve for Contingencies - Gross	244,698	9,153	22,922	(3,321)	(13,930)	943	260,465
Escrow Deposits (1) + (2)	240,861	5,815	39,385	(19,520)	(13,203)	2,648	255,986

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries. Details of the reserves for contingencies are presented on the financial statements as of December 31, 2006.

a) Possible Losses: The Company and its subsidiaries are parties to other suits in which, management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of June 30, 2007, the claims relating to possible losses were as follows: (i) R$ 203,938 for labor suits (R$ 173,035 as of March 31, 2007); (ii) R$ 490,382 for civil suits, mainly for civil suits for personal injuries, environmental damages and tariff increases (R$ 455,756 as of March 31, 2007); and (iii) R$ 425,598 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 347,993 as of March 31, 2007).

Based on the opinion of their legal advisers, the Managements of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Interim Financial Statements, or that might result in the significant impact on future earnings.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(22) OTHER ACCOUNTS PAYABLE

	Consolidated			
	Current		**Non current**	
	June 30, 2007	**March 31, 2007**	**June 30, 2007**	**March 31, 2007**
Consumers and Concessionaires	56,400	53,463	-	-
Regulatory Liability (note 3)	193,765	216,403	444	250
Energy Efficiency Program - PEE	47,442	38,150	52,843	53,277
Research & Development - P&D	35,981	30,580	40,058	40,457
National Scientific and Technological Development Fund - FNDCT	26,870	26,531	3,884	5,364
Energy Research Company - EPE	13,687	13,434	1,325	2,176
Fund for Reversal	-	-	17,751	17,750
Advances	38,741	4,932	-	-
Interest on Compulsory Loan	4,334	5,811	-	-
Emergency Charges (ECE/EAEE)	6,746	6,815	-	-
Provision for Environmental Expenses	1,101	-	7,247	12,929
Payroll	9,108	4,688	-	-
Profit sharing	16,170	28,371	-	-
Other	50,072	29,358	6,800	7,194
Total	**500,417**	**458,536**	**130,352**	**139,397**

(23) SHAREHOLDERS' EQUITY

The participation of the shareholders in the Equity of the Company as of June 30, 2007 and March 31, 2007 are distributed as follows:

	Total Shares			
	June 30, 2007		**March 31, 2007**	
Shareholders	**Common Shares**	**Interest %**	**Common Shares**	**Interest %**
VBC Energia S.A.	139,002,671	28.97	139,002,673	28.97
521 Participações S.A.	149,230,373	31.11	149,230,373	31.11
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	24,789,436	5.17	24,789,436	5.17
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	12	0.00	11	0.00
Executive Officers	30,795	0.01	29,657	0.01
Other Shareholders	77,569,880	16.17	77,571,017	16.17
Total	**479,756,730**	**100.00**	**479,756,730**	**100.00**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Interest on Shareholders' Equity and Dividend

	Parent Company	
	June 30, 2007	**March 31, 2007**
Interest on Shareholders' Equity Payable		
Other Shareholders	450	453
Subtotal	**450**	**453**
Dividend Payable		
VBC Energia S.A.	244,066	209,163
521 Participações S.A.	262,024	224,553
Bonaire Participações S.A.	106,603	91,358
BNDES Participações S.A.	43,526	37,302
Other Shareholders	193,664	163,921
Subtotal	**849,883**	**726,297**
Total	**850,333**	**726,750**

23.1 – Payment of Dividend

The Company paid a dividend of R$ 718,792 in the quarter in respect of the dividends declared and provided as of December 31, 2006. Additionally, in accordance with the bylaws, Management approved the declaration of an interim dividend of R$ 842,375, equivalent to R$ 1.755837558 per share, in respect of the results for the first half year of 2007.

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(24) OPERATING REVENUES

	Consolidated			
	2007		2006	
Revenue from Eletric Energy Operations	2nd Quarter	1st Half	2nd Quarter	1st Half
Consumer class				
Residential	1,123,370	2,251,479	952,349	1,880,135
Industrial	1,026,854	1,947,404	894,634	1,673,222
Commercial	627,497	1,251,498	514,894	1,026,091
Rural	112,428	214,823	86,208	162,428
Public Administration	91,390	171,011	76,004	140,202
Public Lighting	68,162	134,507	58,977	116,050
Public Services	113,945	217,618	95,227	181,359
Billed	**3,163,646**	**6,188,340**	**2,678,293**	**5,179,487**
Unbilled (Net)	(62,892)	(33,159)	(1,749)	46,903
Emergency Charges - ECE/EAEE	20	30	21	3,039
Realization of Extraordinary Tariff Adjustment (note 3 a)	(53,822)	(109,737)	(66,216)	(130,762)
Realization of Free Energy (note 3 a)	(17,916)	(37,640)	(25,616)	(49,580)
Tariff Review - Remuneration Base (note 3 b.1)	2,054	4,064	-	-
Realization of Tariff Review - Remuneration Base (note 3 b.1)	(11,334)	(21,992)	28,954	64,831
Tariff Review - Depreciation (note 3 b.1)	-	6,310	2,593	5,158
Realization of Tariff Review - Depreciation (note 3 b.1)	(11,385)	(11,385)	-	-
2005 Tariff Adjustment -Purchase of electric energy from Itaipu (note 3 b.2)	-	-	678	15,152
Realization of 2005 Tariff Adjustment -Purchase of electric energy from Itaipu (note 3 b.2)	(934)	(13,052)	(9,021)	(9,021)
Tariff Adjustment -Other (note 3.b.2)	7,856	25,015	-	1,863
Realization of Tariff Adjustment -Other (note 3.b.2)	(11,545)	(12,009)	(831)	(1,328)
PIS and COFINS - Generators Pass-Through (note 3 b.2)	2,520	(7,972)	356	(32,513)
Realization PIS and COFINS - Generators Pass-Through (note 3 b.2)	1,956	11,976	3,395	(1,991)
Discount of Tariff Adjustment TUSD and Irrigation (note 3.b.5)	18,910	33,690	8,391	18,023
Realizationof discount of Tariff Adjustment TUSD and Irrigation (note 3.b.5)	(10,273)	(13,673)	(2,436)	(3,376)
ELECTRICITY SALES TO FINAL CONSUMERS	**3,016,861**	**6,008,806**	**2,616,812**	**5,105,885**
Furnas Centrais Elétricas S.A.	74,499	148,214	71,765	128,632
Other Concessionaires and Licensees	75,878	119,502	44,448	102,573
Current Electric Energy	3,123	17,386	5,275	6,378
ELECTRICITY SALES TO WHOLESALER	**153,500**	**285,102**	**121,488**	**237,583**
Revenue due to Network Usage Charge - TUSD	200,301	398,830	166,931	320,871
Low Income Consumer´s Subsidy (note 3 d)	6,623	503	4,763	9,799
Other Revenue and Income	32,302	58,074	27,957	53,191
OTHER OPERATING REVENUES	**239,226**	**457,407**	**199,651**	**383,861**
Total	**3,409,587**	**6,751,315**	**2,937,951**	**5,727,329**

	2007		2006	
Revenue from Eletric Energy Operations - Consolidated - GWh (*)	2nd Quarter	1st Half	2nd Quarter	1st Half
Consumer class				
Residential	2,635	5,322	2,320	4,589
Industrial	4,087	7,962	4,075	7,981
Commercial	1,624	3,286	1,384	2,837
Rural	587	1,132	459	867
Public Administration	251	474	216	410
Public Lighting	314	625	283	559
Public Services	401	784	359	716
Billed	**9,899**	**19,585**	**9,096**	**17,959**
Own Consumption	7	14	6	13
Electric Energy distributed	**9,906**	**19,599**	**9,102**	**17,972**
Furnas Centrais Elétricas S.A.	754	1,501	755	1,501
Other Concessionaires and Licensees	1,110	1,785	836	1,931
Current Electric Energy	537	1,193	361	572
ELECTRICITY SALES TO WHOLESALER	**2,401**	**4,479**	**1,952**	**4,004**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Number of consumers (*)	June 30, 2007	June 30, 2006
Consumer class		
Residential	5,146,147	4,869,604
Industrial	83,061	81,282
Commercial	465,381	445,943
Rural	248,651	235,230
Public Administration	38,785	36,250
Public Lighting	3,280	2,139
Public Services	5,951	5,574
TOTAL	**5,991,256**	**5,676,022**

(*) Not reviewed by the auditors.

(25) COST OF ELECTRIC ENERGY

	Consolidated			
	2007		2006	
Electricity Purchased for Resale	2nd Quarter	1st Half	2nd Quarter	1st Half
Energy Purchased in Restricted Framework - ACR				
Itaipu Binacional	254,533	508,595	220,981	436,371
Furnas Centrais Elétricas S.A.	21,876	42,658	14,027	27,827
CESP - Cia Energética de São Paulo	7,752	16,996	5,603	11,733
Cia de Geração de Energia Elétrica do Tietê	7,498	15,405	7,902	14,771
Duke Energy Inter. Ger. Paranapanema S.A.	25,879	56,715	19,439	41,922
Tractebel Energia S.A.	249,256	500,526	187,227	369,478
Petróleo Brasileiro S.A. Petrobrás	43,637	87,737	45,022	98,537
EMAE - Empresa Metropolitana de Águas e Energia	434	945	282	595
Cia Estadual Energia Elétrica - CEEE	1,416	3,183	894	1,941
AES Uruguaiana Ltda.	35,905	72,536	22,950	49,045
Câmara de Comercialização de Energia Elétrica - CCEE	3,926	4,626	3,625	4,020
Other	73,058	144,490	41,272	84,621
	725,170	1,454,412	569,224	1,140,861
Energy Purchased in the Free Market - ACL	335,667	627,884	338,149	646,153
	1,060,837	2,082,296	907,373	1,787,014
Deferral/Amortization liquid effect - CVA	58,346	(84,125)	(5,369)	(37,131)
Surplus of Energy (note 3 b.4)	(25,676)	(45,863)	(7,084)	(275)
Tarif Adjustments of 2006 and 2007 (note 3 b.2)	(22,700)	75,935	-	-
PIS and COFINS - Generators Pass-Through (note 3 b.2)	-	-	-	(30,722)
Credit of PIS and COFINS	(96,417)	(182,670)	(81,657)	(156,760)
Subtotal	**974,390**	**1,845,573**	**813,263**	**1,562,126**
Electricity Network Usage Charge				
Basic Network Charges	155,452	310,785	134,683	265,632
Charges for Transmission from Itaipu	16,712	32,103	16,243	32,146
Connection Charges	15,042	27,268	8,327	15,474
System Service Charges - ESS	737	9,423	1,244	4,653
	187,943	379,579	160,497	317,905
Deferral and Amortization liquid effect - CVA	3,234	8,216	49,842	96,420
Credit of PIS and COFINS	(16,179)	(32,804)	(18,879)	(37,496)
Subtotal	**174,998**	**354,991**	**191,460**	**376,829**
Total	**1,149,388**	**2,200,564**	**1,004,723**	**1,938,955**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	Consolidated			
	2007		2006	
Electricity Purchased for Resale - GWh (*)	2nd Quarter	1st Half	2nd Quarter	1st Half
Energy Purchased in Restricted Framework - ACR				
Itaipu Binacional	2,742	5,432	2,654	5,223
Furnas Centrais Elétricas S.A.	297	585	196	400
CESP - Cia Energética de São Paulo	106	234	78	169
Cia de Geração de Energia Elétrica do Tietê	86	179	94	173
Duke Energy Inter. Ger. Paranapanema S.A.	267	590	205	446
Tractebel Energia S.A.	2,000	4,076	1,568	3,096
Petróleo Brasileiro S.A. Petrobrás	381	770	393	836
EMAE - Empresa Metropolitana de Águas e Energia	6	14	3	8
Cia Estadual Energia Elétrica - CEEE	19	45	13	28
AES Uruguaiana Ltda.	270	590	198	413
Câmara de Comercialização de Energia Elétrica - CCEE	83	207	408	513
Other	695	1,415	420	812
	6,952	14,137	6,230	12,117
Energy Purchased in the Free Market - ACL	4,797	9,669	5,097	10,440
	11,749	23,806	11,327	22,557

(*) Not reviewed by the auditors

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(26) OPERATING EXPENSES

	Parent company			
	2007		2006	
General and Administrative Expenses	2nd Quarter	1st Half	2nd Quarter	1st Half
Personnel	492	747	243	438
Materials	14	32	21	28
Outside Services	2,178	6,869	2,426	4,495
Leases and Rentals	14	86	-	-
Depreciation and Amortization	25	50	-	-
Publicity and Advertising	849	1,259	799	1,125
Legal, Judicial and Indemnities	128	209	51	216
Other	375	755	261	559
Total	**4,075**	**10,007**	**3,801**	**6,861**

	Consolidated			
	2007		2006	
Sales and Marketing Expenses	2nd Quarter	1st Half	2nd Quarter	1st Half
Personnel	14,039	26,266	10,387	22,381
Materials	608	1,043	2,228	3,253
Outside Services	13,898	27,639	14,835	27,939
Allowance for Doubtful Accounts	4,963	16,769	14,934	31,787
Depreciation and Amortization	2,337	4,541	1,654	3,126
Collection Tariffs and Services	11,897	22,603	12,075	23,426
Other	3,514	7,111	3,812	5,682
Total	**51,256**	**105,972**	**59,925**	**117,594**
General and Administrative Expenses				
Personnel	27,682	52,179	19,883	46,654
Materials	1,220	2,125	1,039	2,271
Outside Services	33,890	66,285	23,910	52,110
Leases and Rentals	1,031	2,003	932	1,964
Depreciation and Amortization	4,904	9,166	4,774	9,682
Publicity and Advertising	1,580	2,690	2,095	3,627
Legal, Judicial and Indemnities	14,466	14,586	4,792	4,499
Donations, Contributions and Subsidies	853	1,816	954	2,126
Other	3,387	9,098	2,330	8,056
Total	**89,013**	**159,948**	**60,709**	**130,989**
Other Operating Expenses				
Inspection Fee	5,055	9,906	4,435	8,599
RTE and Free Energy Losses (note 3 a)	9,136	9,390	179	518
Other Operating Expenses	1	4	36	114
Total	**14,192**	**19,300**	**4,650**	**9,231**
Goodwill Amortization	8,166	16,330	2,931	5,450
Total Operating Expenses	**162,627**	**301,550**	**128,215**	**263,264**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(27) FINANCIAL INCOME (EXPENSE)

	Parent Company			
	2007		2006	
Financial Income	2nd Quarter	1st Half	2nd Quarter	1st Half
Income from Short-term Financial Investments	6,026	12,479	11,546	30,352
Interest on Prepaid Income and Social Contribution Taxes	989	1,727	975	2,255
Monetary and Exchange Variations	111	111	47,176	47,707
Interest on Intercompany Loans	-	-	252	252
Dividends received from noncontrolling investments	87	87	4,590	4,590
PIS and COFINS of Interest on Equity	(6,518)	(6,518)	(7,539)	(7,539)
Other	686	1,588	1,074	1,074
Subtotal	**1,381**	**9,474**	**58,074**	**78,691**
Interest on shareholder´s equity	70,464	70,464	81,500	81,500
TOTAL	**71,845**	**79,938**	**139,574**	**160,191**
Financial Expense				
Debt Charges	(2,989)	(2,998)	(135)	(135)
Banking Expenses	(2,530)	(2,784)	(2,250)	(2,584)
Monetary and Exchange Variations	(26,119)	(26,306)	(24,511)	(29,002)
Other	(657)	(1,300)	(600)	(601)
Subotal	**(32,295)**	**(33,388)**	**(27,496)**	**(32,322)**
Goodwill Amortization	(25,195)	(50,388)	(21,283)	(42,564)
Total	**(57,490)**	**(83,776)**	**(48,779)**	**(74,886)**
Net financial expenses	**14,355**	**(3,838)**	**90,795**	**85,305**

	Consolidated			
	2007		2006	
Financial Income	2nd Quarter	1st Half	2nd Quarter	1st Half
Income from Short-term Financial Investments	23,900	50,188	35,017	84,122
Late Payments Charges	25,793	51,462	22,424	43,257
Interest on Prepaid Income and Social Contribution Taxes	1,952	4,288	3,387	10,896
Monetary and Exchange Variations	(3,382)	(3,256)	48,350	40,906
Remuneration Interest - CVA and Parcel "A"	16,516	40,852	30,993	60,349
Discount on purchase of ICMS credit	3,038	6,327	3,508	7,133
Interest of Realization of Extraordinary Tariff Adjustment (note 3 a)	3,245	12,114	10,776	34,241
Dividends received from noncontrolling investments	87	87	4,590	4,590
PIS and COFINS - increase on basis	-	-	1,525	11,372
PIS and COFINS of Interest on Equity	(6,518)	(6,518)	(8,423)	(8,423)
Other	11,880	23,111	9,599	17,510
Total	**76,511**	**178,655**	**161,746**	**305,953**
Financial Expense				
Debt Charges	(133,730)	(255,732)	(137,989)	(276,034)
Banking Expenses	(23,395)	(43,454)	(17,890)	(34,658)
Monetary and Exchange Variations	(29,793)	(52,822)	(46,956)	(75,746)
Other	(11,221)	(20,891)	(14,364)	(22,595)
Subotal	**(198,139)**	**(372,899)**	**(217,199)**	**(409,033)**
Goodwill Amortization	(34,517)	(68,947)	(34,361)	(68,722)
Total	**(232,656)**	**(441,846)**	**(251,560)**	**(477,755)**
Net financial expenses	**(156,145)**	**(263,191)**	**(89,814)**	**(171,802)**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(28) FINANCIAL INSTRUMENTS AND OPERATING RISKS

28.1 Risk considerations

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect business are related basically to fluctuations in exchange rates and interest, credit, energy shortages, and prepayments of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them through the compensation mechanism ("CVA"), contracting swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

28.2 Valuation of financial intruments

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

As of June 30, 2007, the principal financial asset and liability instruments of the Company and its subsidiaries are as follows:

- Cash and banks – with market values approximately equivalent to the amounts stated in the balance sheets (note 4);
- Investments – investments are valued by the equity method accounting (note 13);
- Regulatory Assets and Liabilities – the amounts are recorded in accordance with the criteria defined by ANEEL rules and instructions (note 3);
- Loans and Financing - are valued in accordance with the criteria stipulated in the contracts and the characteristics defined in note 15;
- Debentures – may be traded on the market and are valued in accordance with the criteria stipulated at the time of issue and the characteristics defined in note 16.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

The book values of the main financial instruments for the Company and its subsidiaries compared with the market funding amounts as of June 30, 2007 and March 31, 2007, are as follows:

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	Parent Company			
	June 30, 2007		**March 31, 2007**	
	Book Value	**Fair Value**	**Book Value**	**Fair Value**
Loans and Financing	617,268	619,303	-	-
Derivatives	42,501	42,593	-	-
Total	**659,769**	**661,896**	**-**	**-**
	Consolidated			
	June 30, 2007		**March 31, 2007**	
	Book Value	**Fair Value**	**Book Value**	**Fair Value**
Loans and Financing	3,697,422	3,733,046	3,163,477	3,207,137
Debentures	1,939,925	2,026,986	2,026,819	2,109,601
Derivatives	132,753	131,059	70,475	29,604
Total	**5,770,100**	**5,891,091**	**5,260,771**	**5,346,342**

The estimated of the market value of these financial instruments for the Company and its subsidiaries were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally related to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective book value.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(29) "PRO-FORMA" FINANCIAL STATEMENTS

As mentioned in Note 1, in June 2006 the Company increased its participation in the subsidiary RGE, fully consolidating RGE's financial statements. Accordingly, as this affects the comparability of the Company's statements of operations, we present below the "pro-forma" statements of operations for the period of 3 and 6 months ended in June 30, 2007 and 2006, showing the effects of this acquisition.

	2007		2006 (')	
	2nd Quarter	1st Half	2nd Quarter	1st Half
Net Operating Revenue	2,224,201	4,377,395	1,956,850	3,889,392
Cost of Electric Energy Services	(1,335,570)	(2,562,879)	(1,228,525)	(2,417,752)
Gross Earnings	**888,631**	**1,814,516**	**728,325**	**1,471,640**
Operating Expenses	(162,627)	(301,550)	(133,718)	(280,040)
Gross Operanting Income	**726,004**	**1,512,966**	**594,607**	**1,191,600**
Financial Income (Expense)	(156,145)	(263,191)	(94,211)	(180,955)
Nonoperating Income	(2,325)	(5,164)	(2,675)	(4,890)
Accrued IR and CSLL	(197,970)	(402,025)	(178,324)	(363,966)
Extraordinary Item Net of Tax Effects	-	-	(8,140)	(16,279)
Non-controlling shareholders' interest	(117)	(211)	(72)	(129)
Net Income	**369,447**	**842,375**	**311,185**	**625,381**

(*) Not reviewed by the auditors.

(30) SUBSEQUENT EVENTS

Foz do Chapecó – Corporate Reorganization

ANEEL Authorization Resolution No. 879, of April 17, 2007, authorized corporate reorganization of Foz do Chapecó Energia S.A. ("FCE"), consisting of the entry of Chapecoense Geração S.A. ("Chapecoense") as a shareholder of FCE, changing the share structure as shown below:

FCE shareholders	Current Participation (%)	Intended Participation (%)
CPFL Geração	85	51
CEEE	15	9
Chapecoense	-	40
TOTAL	100	100

The corporate reorganization approved by FCE in an Extraordinary General Meeting held on July 16, 2007 was implemented by: i) a capital increase of R$ 184,362, of which R$ 74,679 was contributed by Chapecoense in the form of transfer of the assets held in the Foz do Chapecó Consortium and cash funds; ii) capitalization of the advance of R$ 109,683 for future capital increase made by CPFL Geração and CEEE; and iii) the termination of Consórcio Foz do Chapecó and FCE holds the concession for the Foz do Chapecó Hydropower Plant, as shown below:

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**


Current structure
CPFL Geração
CEEE
85%
15%
Foz Chapecó "SA"
Chapecoense
60%
40%
Foz Chapecó "Consórcio"
Concession
Proposed structure
CPFL Geração
CEEE
Chapecoense Energia SA
51%
9%
40%
Foz Chapecó "SA"
Concession

It is important to enphasize that the restructuring does not change the subsidiary CPFL Geração's participation in the project. The 51% interest, which was indirect, is now direct.

Foz do Chapecó – Assignment of credit from the BNDES

In a meeting held on July 3, 2007, the Board of Directors of the BNDES authorized the assignment of credits amounting to R$ 1,655,838 to the subsidiary Foz do Chapecó, for allocation to the construction works on the Foz do Chapecó Hydropower Plant.

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(31) CASH FLOW

	Parent Company		Consolidated	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
OPERATING CASH FLOW				
Income for the period	**842,375**	**611,981**	**842,375**	**611,981**
Adjustments to reconcile net income to cash derived from operations				
Non-controlling shareholders' interest	-	-	211	30
Monetary restatement of rationing regulatory assets	-	-	(44,226)	(72,475)
Provision for losses on rationing regulatory assets	-	-	9,390	518
2003 Tariff review	-	-	26,711	(71,386)
2005 and 2006 Tariff adjustment	-	-	(2,046)	(7,953)
Other regulatory assets	-	-	59,961	8,319
Low income consumers' subsidy	-	-	(503)	(9,799)
Depreciation and amortization	50,438	42,564	269,509	229,964
Reserve for contingencies	7,807	8,123	265	11,525
Interest and monetary restatement	(28,310)	(15,571)	(16,356)	(12,561)
Unrealized losses (gains) on derivative contracts	(22,295)	10,981	57,995	(10,873)
Pension plan costs	-	-	(24,706)	19,603
Equity in subsidiaries	(935,842)	(653,529)	-	-
Loss (gain) on the write-off of permanent assets and investi	(3,199)	-	4,817	4,272
Deferred taxes - assets and liabilities	2,460	8,637	14,021	59,899
Research and development and energy efficiency programs	-	-	(7,844)	34,760
Other	-	-	17,393	(10,852)
REDUCTION (INCREASE) IN OPERATING ASSETS				
Consumers, concessionaires and licensees	-	-	121,409	174,343
Dividend and interest on equity received	735,783	515,494	-	-
Recoverable taxes	(967)	15,043	49,840	(26,645)
Financial Investments	(1,392)	111,335	(38,318)	196,020
Deferred tariff costs variations	-	-	2,011	100,120
Deferred Charges	-	(1,504)	1,143	(1,447)
Escrow deposits	-	-	(20,667)	(35,045)
Other operating assets	(2,382)	(2)	(45,487)	62,016
INCREASE (DECREASE) IN OPERATING LIABILITIES				
Suppliers	(4,848)	(350)	(53,006)	(131,062)
Taxes and social contributions payable	8,410	(1,560)	16,419	(22,242)
Deferred tariff gains variations	-	-	72,536	(53,976)
Other liabilities with employee pension plans	-	-	(43,454)	(53,784)
Interest on debts - accrued and paid	2,848	49	(47,677)	(20,028)
Interest on debts - incorporated interest	-	-	21,774	37,175
Regulatory charges	-	-	(36,235)	30,981
Related parties	-	-	(459)	16,218
Other operating liabilities	117	807	24,942	9,994
CASH FLOWS PROVIDED BY OPERATIONS	**651,003**	**652,498**	**1,231,738**	**1,067,610**
INVESTMENTS ACTIVITIES				
Acquisition of investments	(12)	(414,957)	(377,437)	(400,445)
Decrease in investments on subsidiaries	12,400	-	-	-
Increase in property, plant and equipment	(10)	-	(549,338)	(362,500)
Financial investments	-	-	(4,098)	-
Redemption of financial investments	14,986	12,471	15,799	10,110
Advance energy purchase agreements	-	-	1,321	(1,331)
Increase in special obligations	-	-	30,963	19,191
Additions (reduction) to deferred charges	(354)	-	(8,648)	(3,898)
Sale of permanent assets	2,631	-	31,392	3,289
Advances for future capital increase	(409,368)	-	-	-
UTILIZATION OF CASH IN INVESTMENTS	**(379,727)**	**(402,486)**	**(860,046)**	**(735,584)**
FINANCING ACTIVITIES				
Loans, financing and debentures obtained	466,250	96,000	1,062,240	870,674
Payments of loan and debentures	(34,500)	-	(554,788)	(1,063,373)
Dividend and interest on equity paid	(718,840)	(479,246)	(719,123)	(479,246)
Sales of treasury shares	-	24	-	24
UTILIZATION OF CASH IN FINANCING	**(287,090)**	**(383,222)**	**(211,671)**	**(671,921)**
(DECREASE) INCREASE IN CASH AND CASH EQUIVALEI	**(15,814)**	**(133,210)**	**160,021**	**(339,895)**
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	**25,429**	**138,072**	**540,364**	**678,780**
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	**9,615**	**4,862**	**700,385**	**338,885**
SUPPLEMENTARY INFORMATION				
Social contribution and income tax paid	-	-	324,907	163,793
Interest paid	137	-	222,151	57,256
Transactions with no cash effects				
Advances for future capital increase through assumption of debts of subsidiary	202,729	-	-	-
	202,866	-	547,058	221,049

CASH AND CASH EQUIVALENTS	June 30, 2007	December, 2006	June 30, 2006	December, 2005
PARENT COMPANY				
Balance according to Corporation Law	**11,971**	**26,393**	**4,907**	**249,452**
Reclassification - FAS 95 (1)	(2,356)	(964)	(45)	(111,380)
Adjusted balance	**9,615**	**25,429**	**4,862**	**138,072**
Consolidated				
Balance according to Corporation Law	**828,589**	**630,250**	**478,211**	**1,029,241**
Reclassification - FAS 95 (1)	(128,204)	(89,886)	(139,326)	(350,461)
Adjusted balance	**700,385**	**540,364**	**338,885**	**678,780**

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short-term cash investments while having immediate liquidity, have maturity dates exceeding 90 days with anticipated redemption subject to their market value are subject to reclassification to the Financial Investments line.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(32) ADDED VALUE STATEMENTS

	Parent Company		Consolidated	
	June 30, 2007	June 30, 2006 (*)	June 30, 2007	June 30, 2006 (*)
1 - Revenues	3,200	-	6,719,992	5,691,376
1.1 Operating Revenues	-	-	6,751,315	5,727,329
1.2 Provision for losses on the Realization of Regulatory Assets	-	-	(9,390)	(518)
1.3 Allowance for Doubtful Accounts	-	-	(16,769)	(31,787)
1.4 Nonoperating Income (Expense)	3,200	-	(5,164)	(3,648)
2- (-) Inputs	(9,128)	(6,413)	(2,704,128)	(2,384,526)
2.1 - Electricity Purchased for Resale	-	-	(2,416,038)	(2,133,211)
2.2 - Outsourced Services	(6,869)	(4,495)	(154,836)	(134,294)
2.3 - Material	(32)	(28)	(23,108)	(24,053)
2.4 - Other	(2,227)	(1,890)	(106,908)	(89,956)
2.5 - Cost of Service Rendered	-	-	(3,238)	(3,012)
3- Gross Added Value (1 + 2)	(5,928)	(6,413)	4,015,864	3,306,850
4- Retentions	(50,437)	(42,564)	(276,339)	(232,996)
4.1 - Depreciation and Amortization	(50)	-	(191,062)	(158,824)
4.2 - Goodwill Amortization	(50,387)	(42,564)	(85,277)	(74,172)
5- Net Added Value Generated (3 + 4)	(56,365)	(48,977)	3,739,525	3,073,854
6- Added Value Received in Transfer	951,834	739,761	184,962	302,974
6.1 - Financial Income	15,992	86,232	185,173	303,004
6.2 - Equity in Subsidiaries	935,842	653,529	-	-
6.3 - Non-Controlling Shareholder's Equity	-	-	(211)	(30)
7- Added Value to be Distributed (5 + 6)	895,469	690,784	3,924,487	3,376,828
8- Distribution of Added Value				
8.1 - Personnel and Charges	651	384	141,413	179,492
8.2 - Taxes, Fees and Contributions	21,757	48,669	2,605,155	2,206,088
8.3 - Interest and Rentals	30,686	29,750	335,544	379,267
8.4 - Dividend	842,375	611,981	842,375	611,981
8.5 - Retained Income for the Year	-	-	-	-
	895,469	690,784	3,924,487	3,376,828

(*) Not reviewed by the auditors.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.01 – COMMENTS ON PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia (parent company)

In the 2nd quarter of 2007, the Net Income was R$ 369,447, an increase of 20.9% (R$ 63,954) compared to the same quarter the previous year, due basically to the improvement in the results of corporate participations, as follows:

	June 30, 2007	**June 30, 2006**
CPFL Paulista	193,431	178,494
CPFL Piratininga	75,475	72,129
CPFL Geração	69,868	38,338
CPFL Brasil	54,255	40,823
CPFL Serra	43,583	
CPFL Cone Sul	582	-
Nova 4	4,253	-
Perácio	(1,548)	-
Total	**439,899**	**334,689**

The income of RGE for the quarter were recorded directly in CPFL Serra due to the segregation of the corporate equity, as mentioned in Note 2. In 2006, this income was recorded in CPFL Paulista.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2007	4 - 03/31/2007
1	Total assets	14,982,089	14,602,195
1.01	Current assets	4,021,861	4,305,155
1.01.01	Cash and banks	828,589	1,028,907
1.01.02	Credits	2,274,393	2,343,226
1.01.02.01	Accounts Receivable	1,921,872	2,017,531
1.01.02.01.01	Consumers, concessionaires and licensees	2,027,656	2,120,338
1.01.02.01.02	Allowance for doubtful accounts	(105,784)	(102,807)
1.01.02.02	Other receivables	352,521	325,695
1.01.02.02.01	Dividends and interest on shareholder's equity	0	0
1.01.02.02.02	Financial Investments	30,998	29,143
1.01.02.02.03	Recoverable taxes	149,151	126,305
1.01.02.02.04	Deferred taxes	172,372	170,247
1.01.03	Materials and Suppliers	15,678	20,540
1.01.04	Other	903,201	912,482
1.01.04.01	Deferred Tariff Costs Variations	538,419	542,681
1.01.04.02	Prepaid Expenses	216,537	259,948
1.01.04.03	Other Credits	148,245	109,853
1.02	Noncurrent assets	10,960,228	10,297,040
1.02.01	Long-term assets	1,962,983	1,907,774
1.02.01.01	Other receivables	1,321,278	1,261,613
1.02.01.01.01	Consumers, concessionaires and licensees	190,344	149,370
1.02.01.01.02	Financial Investments	98,851	102,043
1.02.01.01.03	Recoverable taxes	96,707	96,154
1.02.01.01.04	Deferred taxes	935,376	914,046
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	641,705	646,161
1.02.01.03.01	Escrow deposits	105,564	92,518
1.02.01.03.02	Deferred Tariff Costs Variations	341,438	406,113
1.02.01.03.03	Prepaid Expenses	61,478	23,722
1.02.01.03.04	Other Credits	133,225	123,808
1.02.02	Permanent assets	8,997,245	8,389,266
1.02.02.01	Investments	3,052,803	2,782,875
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - Goodwill	0	0
1.02.02.01.03	Permanent equity interests	0	0
1.02.02.01.04	Permanent equity interests - Goodwill	2,203,374	2,041,557
1.02.02.01.05	Other investments	849,429	741,318
1.02.02.02	Property, plant and equipment	5,887,703	5,556,192
1.02.02.02.01	Property, plant and equipment	6,758,808	6,372,469
1.02.02.02.02	(-) Special obligation linked to the concession	(871,105)	(816,277)
1.02.02.03	Intangible	0	0
1.03.02.04	Deferred charges	56,739	50,199

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2007	4 - 03/31/2007
2	Total liabilities	14,982,089	14,602,195
2.01	Current liabilities	4,825,634	4,121,624
2.01.01	Loans and financing	1,406,319	921,525
2.01.01.01	Accrued interest on debts	45,525	16,453
2.01.01.02	Loans and financing	1,360,794	905,072
2.01.02	Debentures	210,047	222,944
2.01.02.01	Accrued interest on debentures	66,805	86,529
2.01.02.02	Debentures	143,242	136,415
2.01.03	Suppliers	836,178	767,982
2.01.04	Taxes and social contributions payable	569,228	551,844
2.01.05	Dividends and interest on shareholders' equity	862,246	732,444
2.01.06	Reserves	0	0
2.01.07	Due to related parties	0	0
2.01.08	Other	941,616	924,885
2.01.08.01	Employee pension plans	82,658	83,623
2.01.08.02	Regulatory charges	70,830	66,768
2.01.08.03	Accrued liabilities	48,037	35,861
2.01.08.04	Deferred tariff gains variations	217,994	257,325
2.01.08.05	Derivative contracts	21,680	22,772
2.01.08.06	Other accounts payable	500,417	458,536
2.02	Non-Current Liabilities	5,194,362	5,139,238
2.02.01	Long- Term Liabilities	5,194,362	5,139,238
2.02.01.01	Loans and financing	2,291,103	2,241,952
2.02.01.01.01	Accrued Interest on debts	15,549	29,797
2.02.01.01.02	Loans and financing	2,275,554	2,212,155
2.02.01.02	Debentures	1,729,878	1,803,875
2.02.01.03	Reserves	110,043	96,355
2.02.01.03.01	Reserve for Contingencies	110,043	96,355
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,063,338	997,056
2.02.01.06.01	Employee pension plans	709,573	741,469
2.02.01.06.02	Taxes and social contributions payable	15,604	16,846
2.02.01.06.03	Deferred Tariff gains variations	95,639	51,641
2.02.01.06.04	Derivative contracts	111,073	47,703
2.02.01.06.05	Suppliers	1,097	0
2.02.01.06.06	Other	130,352	139,397
2.02.02	Deferred income	0	0
2.03	Non-controlling shareholders' interest	95,816	2,128
2.04	Shareholders' equity	4,866,277	5,339,205
2.04.01	Capital	4,734,790	4,734,790

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	131,471	131,471
2.04.04.01	Legal reserves	131,471	131,471
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings	0	472,928
2.04.06	Advance for Future Capital Increase	0	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30//2006	6 - 01/01/2006 to 06/30/2006
3.01	Operating revenues	3,409,587	6,751,315	2,937,951	5,727,329
3.02	Deductions from operating revenues	(1,185,386)	(2,373,920)	(1,056,047)	(2,023,619)
3.02.01	ICMS	(616,096)	(1,210,483)	(525,469)	(1,019,502)
3.02.02	PIS	(60,030)	(114,936)	(48,250)	(90,649)
3.02.03	COFINS	(271,163)	(524,417)	(222,428)	(417,653)
3.03.04	ISS	(298)	(574)	(293)	(520)
3.03.05	Global Reversal Reserve - RGR	(12,678)	(24,999)	(10,419)	(20,388)
3.03.06	Fuel Consumption Account - CCC	(104,801)	(255,048)	(138,601)	(259,308)
3.03.07	Energy Development Account - CDE	(98,918)	(194,279)	(91,784)	(173,231)
3.03.08	Research and Development and Energy Efficiency Programs	(21,381)	(49,153)	(18,782)	(39,329)
3.03.09	Emergency Charges (ECE/EAEE)	(21)	(31)	(21)	(3,039)
3.03	Net operating revenues	2,224,201	4,377,395	1,881,904	3,703,710
3.04	Cost of Electricity Energy Services	(1,335,570)	(2,562,879)	(1,173,091)	(2,281,282)
3.04.01	Electricity purchased for resale	(974,390)	(1,845,573)	(813,263)	(1,562,126)
3.04.02	Electricity network usage charges	(174,998)	(354,991)	(191,460)	(376,829)
3.04.03	Personnel	(64,687)	(125,025)	(56,526)	(125,106)
3.04.04	Employee pension plans	12,339	24,680	1,833	3,612
3.04.05	Material	(9,804)	(19,137)	(8,772)	(17,760)
3.04.06	Outsourced services	(29,122)	(56,621)	(26,265)	(50,141)
3.04.07	Depreciation and amortization	(87,551)	(170,217)	(72,927)	(142,984)
3.04.08	Other	(5,359)	(12,326)	(3,038)	(6,150)
3.04.09	Services rendered to third parties	(1,998)	(3,669)	(2,673)	(3,798)
3.05	Gross operating income	888,631	1,814,516	708,813	1,422,428
3.06	Operating Expenses/Income	(318,772)	(564,741)	(218,029)	(435,066)
3.06.01	Sales and Marketing	(51,256)	(105,972)	(59,925)	(117,594)
3.06.02	General and administrative	(89,013)	(159,948)	(60,709)	(130,989)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
Date: June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2007 to 06/30//2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.06.03	Financial	(156,145)	(263,191)	(89,814)	(171,802)
3.06.03.01	Financial income	76,511	178,655	161,746	305,953
3.06.03.02	Financial expenses	(232,656)	(441,846)	(251,560)	(477,755)
3.06.03.02.01	Goodwill amortization	(34,517)	(68,947)	(34,361)	(68,722)
3.06.03.02.02	Other	(198,139)	(372,899)	(217,199)	(409,033)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(22,358)	(35,630)	(7,581)	(14,681)
3.06.05.01	Merged goodwill amortization	(8,166)	(16,330)	(2,931)	(5,450)
3.06.05.02	Other	(14,192)	(19,300)	(4,650)	(9,231)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	569,859	1,249,775	490,784	987,362
3.08	Nonoperating income (expense)	(2,325)	(5,164)	(2,107)	(3,648)
3.08.01	Income	2,700	6,005	985	1,844
3.08.02	Expenses	(5,025)	(11,169)	(3,092)	(5,492)
3.09	Income before taxes on income and minority interest	567,534	1,244,611	488,677	983,714
3.10	Income tax and social contribution	(186,888)	(380,744)	(146,522)	(304,609)
3.10.01	Social contribution	(49,403)	(99,987)	(36,858)	(78,653)
3.10.02	Income tax	(137,485)	(280,757)	(109,664)	(225,956)
3.11	Deferred income tax and social contribution	(11,082)	(21,281)	(28,492)	(50,815)
3.11.01	Deferred Social contribution	(2,592)	(16,976)	(8,238)	(13,717)
3.11.02	Deferred Income tax	(8,490)	(4,305)	(20,254)	(37,098)
3.12	Statutory profit sharing/contributions	0	0	(8,140)	(16,279)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	(8,140)	(16,279)
3.12.02.01	Extraordinary item net of tax effects	0	0	(8,140)	(16,279)
3.13	Reversal of interest on shareholders' equity	0	0	0	0

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 01/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.14	Non-controlling shareholder's interest	(117)	(211)	(30)	(30)
3.15	Net income (loss) for the period	369,447	842,375	305,493	611,981
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	479,756,730	479,756,730
	EARNINGS PER SHARE (reais)	0.77007	1.75584	0.63677	1.27561
	LOSSES PER SHARE				

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation**
Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER
Analysis of Results – CPFL Energia Consolidated

This analysis of results is expressed in thousands of Brazilian reais, except when indicated otherwise.

Information (Consolidated - R$ thousands)	Three-month period ended June			Six-month period ended June		
	2007	2006	Variation	2007	2006	Variation
GROSS REVENUE	**3,409,587**	**2,937,951**	**16.1%**	**6,751,315**	**5,727,329**	**17.9%**
Electricity sales to final Consumers	3,016,861	2,616,812	15.3%	6,008,806	5,105,885	17.7%
Electricity sales to Wholesaler	153,500	121,488	26.3%	285,102	237,583	20.0%
Other Operating Revenues	239,226	199,651	19.8%	457,407	383,861	19.2%
DEDUCTION FROM OPERATING REVENUE	(1,185,386)	(1,056,047)	12.2%	(2,373,920)	(2,023,619)	17.3%
NET OPERATING REVENUE	**2,224,201**	**1,881,904**	**18.2%**	**4,377,395**	**3,703,710**	**18.2%**
ENERGY COST	**(1,149,388)**	**(1,004,723)**	**14.4%**	**(2,200,564)**	**(1,938,955)**	**13.5%**
Electricity Purchased for resale	(974,390)	(813,263)	19.8%	(1,845,573)	(1,562,126)	18.1%
Electricity Network Usage Charges	(174,998)	(191,460)	-8.6%	(354,991)	(376,829)	-5.8%
OPERATING COST/EXPENSE	**(348,809)**	**(296,583)**	**17.6%**	**(663,865)**	**(605,591)**	**9.6%**
Personnel	(106,615)	(87,920)	21.3%	(203,952)	(195,477)	4.3%
Employee Pension Plan	12,581	1,892	565.0%	25,164	3,730	574.6%
Material	(12,156)	(13,461)	-9.7%	(23,356)	(24,868)	-6.1%
Outsourced Services	(78,015)	(65,576)	19.0%	(152,358)	(131,452)	15.9%
Depreciation and Amortization	(94,953)	(79,457)	19.5%	(184,232)	(155,991)	18.1%
Merged Goodwill Amortization	(8,166)	(2,931)	178.6%	(16,330)	(5,450)	199.6%
Other	(61,485)	(49,130)	25.1%	(108,801)	(96,083)	13.2%
INCOME FROM ELECTRIC UTILITY SERVICES	**726,004**	**580,598**	**25.0%**	**1,512,966**	**1,159,164**	**30.5%**
FINANCIAL INCOME (EXPENSE)	**(156,145)**	**(89,814)**	**73.9%**	**(263,191)**	**(171,802)**	**53.2%**
Income	76,511	161,746	-52.7%	178,655	305,953	-41.6%
Expenses	(232,656)	(251,560)	-7.5%	(441,846)	(477,755)	-7.5%
OPERATING INCOME	**569,859**	**490,784**	**16.1%**	**1,249,775**	**987,362**	**26.6%**
NON-OPERATING INCOME (EXPENSE)	**(2,325)**	**(2,107)**	**10.3%**	**(5,164)**	**(3,648)**	**41.6%**
Income	2,700	985	174.1%	6,005	1,844	225.7%
Expenses	(5,025)	(3,092)	62.5%	(11,169)	(5,492)	103.4%
INCOME BEFORE TAX	**567,534**	**488,677**	**16.1%**	**1,244,611**	**983,714**	**26.5%**
Social Contribution	(51,995)	(45,096)	15.3%	(116,963)	(92,370)	26.6%
Income Tax	(145,975)	(129,918)	12.4%	(285,062)	(263,054)	8.4%
INCOME BEFORE EXTRAORDINARY ITEMS, MINORITY INTEREST AND REVERSALS	**369,564**	**313,663**	**17.8%**	**842,586**	**628,290**	**34.1%**
Extraordinary Item net of taxes	-	(8,140)	-100.0%	-	(16,279)	-100.0%
Minority interest	(117)	(30)	0.0%	(211)	(30)	0.0%
NET INCOME FOR THE PERIOD	**369,447**	**305,493**	**20.9%**	**842,375**	**611,981**	**37.6%**
EBITDA	**814,100**	**658,957**	**23.5%**	**1,682,989**	**1,313,197**	**28.2%**

Net Income for the Period and EBITDA Reconciliation (*)				
NET INCOME FOR THE PERIOD	369,447	305,493	842,375	611,981
Employee Pension Plan	(12,581)	(1,892)	(25,164)	(3,730)
Depreciation and Amortization	94,953	79,457	184,232	155,991
Merged goodwill amortization	8,166	2,931	16,330	5,450
Financial Income (Expense)	156,145	89,814	263,191	171,802
Social Contribution	51,995	45,096	116,963	92,370
Income Tax	145,975	129,918	285,062	263,054
Extraordinary Item	-	8,140	-	16,279
EBITDA	**814,100**	**658,957**	**1,682,989**	**1,313,197**

(*)information not reviewed by the Independent Auditors

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation**
Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

For a comparative analysis of the results for the periods, the following factors should be taken into consideration:

In June 2006, CPFL Energia acquired 100% of the shares and quotas of the companies CPFL Serra Ltda, CPFL Comercialização Cone Sul S.A. and CPFL Missões Ltda. As a result of these acquisitions, the Company now indirectly holds an additional interest of 32.69% and 32.7538%, respectively, in RGE and Sul Geradora and these have been fully consolidated in the Company Statements as from June.

Additionally, in December 2006, CPFL Energia acquired 99.99% of the shares of Santa Cruz, and in February 2007, ENERCAN started operations.

As there were no similar events in the second quarter of 2006, these facts should be taken into consideration in a comparative analysis of the results for the periods.

Gross Operating Revenue

The Gross Operating Revenue in the second quarter of 2007 was R$ 3,409,587, growth of 16.1% (R$ 471,636) compared with the same period of the previous year.

The main factors that contributed to this change were:

  i.   An increase of 10.8% in the amount of energy sold to end users and other concessionaires and license holders (bilateral agreements), of which 5.8% refers to the acquisitions of RGE and Santa Cruz;
  ii. Impacts of the 2006 CPFL Piratininga Tariff Adjustment of 10.79%; and the 2007 tariff adjustments of CPFL Paulista and RGE, of 7.6% and 6,05% respectively;
  iii. Increase of 20.0% (R$ 33,370) in the income from the TUSD, mainly due to the migration of industrial customers to the Free Market.

  ➢ **Quantity of Energy Sold**

  The increase of 10.8% in the amount of energy sold resulted from the increases of 8.8% (6.3% refers to the acquisitions of RGE and Santa Cruz) in sales to end users and 32.7% in sales to other concessionaires and license holders (bilateral agreements).

  The increase in the sales to end users was mainly influenced by the good performance of the residential, commercial and rural classes, with growth of 13.5%, 17.3% and 28.0% respectively, and the increase in sales to other concessionaires and license holders (bilateral agreements) is due basically to the good performance of the energy sales segment.

  The growth in the concession areas of CPFL Energia, which impacted both the supply billed and the charging of TUSD, increased by 7.8% in the second quarter of 2007, compared with the same period of the previous year. Taking into account the effects of the acquisitions of RGE and Santa Cruz, the increase was 14.1%.

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation**
Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Deductions from Operating Revenue

Deductions from Operating Revenue in the second quarter of 2007 amounted to R$ 1,185,386, an increase of 12.2% (R$ 129,339) in relation to the same quarter of 2006, mainly due to the increase in Gross Revenue and the reduction in the CCC charges.

Cost of Electricity

In the second quarter of 2007, the Cost of Electricity was R$ 1,149,388, an increase of 14.4% (R$ 144,665) compared to the same quarter of the previous year, due mainly to:

 i.   The increase in the average price of energy purchased;
 ii.   The increase of 3.7% in the amount of energy purchased.

Although there was an increase of 10.8% in the amount of energy sold, the increase in the amount of energy purchased was 3.7%. The main reasons for this difference are as follows:

 iii. In the second quarter of 2006, largely due to the drought in the South, the generators bought energy through the MRE ("Reallocation of Energy Mechanism"). This accounted for 2.7% of the total energy purchased in the second quarter of 2006, and had a small impact on the cost of energy due to the low price under this mechanism;
 iv.   The operational startup of ENERCAN, causing a reduction of 3.5% in the energy purchased in the quarter in relation to the same period of 2006.

Operating Costs and Expenses

The Operating Costs and Expenses in the quarter amounted to R$ 348,809, an increase of 17.6% (R$ 52,226) compared with the same period of the previous year. This increase was mainly due to:

  ➢ **Manageable Operating Expenses**

   These comprise costs for Personnel, Materials, Outsourced Services and Other costs, totaling R$ 258,271 in the second quarter of 2007, an increase of 19.5% (R$ 42,184) in relation to the same quarter of 2006. This increase was largely due to the following factors:

    i.   Personnel: the increase of 21.3% (R$ 18,695) refers mainly to ENERCAN and the acquisitions of RGE and Santa Cruz (R$ 9,540), and also to the salary adjustment of the employees.

    ii. Materials, Outsourced Services and Other Expense: increase of 18.3% (R$ 23,489), mainly due to ENERCAN and the acquisitions of RGE and Santa Cruz (R$ 10,955), a provision for loss by RTE (R$ 8,901), and the increase in Outsourced Services (R$ 6,186), largely due to expenditure on maintenance of asset sand informatics.

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation**
Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

> ### Private Pension Plan

The Private Pension Plan recorded income of R$ 12,581 (R$ 10,689 more than in the same period of 2006). This variation was mainly due to the impacts on the expected nominal rate of return on the plan assets, as defined in the Actuarial Report prepared in December 2006.

> ### Depreciation and Amortization

The increase of 19.5% (R$ 15,496) refers mainly to ENERCAN and the acquisitions of RGE and Santa Cruz (R$ 12,387).

Financial Income (Expense)

The Net Financial Result recorded expense 73.9% (R$ 66,331) higher than in the same quarter of 2006, due principally to:

i.   A reduction of R$ 22,008 in the interest on the Deferred Tariff Costs - CVA regulatory assets, Parcel A and RTE as a result of the amortization of these assets and the variations in the SELIC rate;

ii. Financial income of R$ 24,917 was recorded in the second quarter of 2006, in hedge transactions made by CPFL Energia for the acquisition of RGE;

iii. Financial expense of R$ 22,799 in hedge transactions made in the quarter by CPFL Energia for the acquisition of CMS Energy.

Social Contribution and Income Tax

The taxes on income in the second quarter of 2007 amounted to R$ 197,970, 13.1% (R$ 22,956) higher than in the same quarter of 2006, largely due to the increase in the pre-tax profit.

Net Income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 369,447, 20.9% (R$ 63,954) higher than in the same period of 2006.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution, income tax and extraordinary item) for the second quarter of 2007 was R$ 814,100, 23.5% (R$ 155,143) higher than the EBITDA recorded in the same period of 2006.

The effects of the operational startup of ENERCAN and the acquisitions of RGE and Santa Cruz contributed with increases in EBITDA of R$ 35,716 (2.5%), R$ 25,839 (4.9%) and R$ 12,993 (1.7%), respectively, (information not reviewed by the Independent Auditors).

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

09.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)	
01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	42.39
COMMERCIAL, INDUSTRIAL AND OTHER		999,996		999,991	
02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	24.53
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,785		205,487,715,785	
03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	2.71
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565		455,996	
04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	10.98
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,896		53.031.258.891	
05	CPFL SERRA LTDA	02.150.256/0001-00	PUBLIC SUBSIDIARY	100.00	30.78
COMMERCIAL, INDUSTRIAL AND OTHER		1,333,569,099		1,340,969,099	
06	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	99.76	29.00
COMMERCIAL, INDUSTRIAL AND OTHER		804,776,417		804,776,417	

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in the last years have been for the maintenance and upgrading of our distribution network and generation projects. The following table sets forth our capital expenditure for the 6 month-period ended June 30, 2007, as well as the three years ended December 31, 2006, 2005 and 2004.

	In million of R$			
		Year Ended December 31,		
	Six Months	**2006**	**2005**	**2004**
Distribution:				
CPFL Paulista	165	245	189	131
CPFL Piratininga	77	131	86	64
RGE	97	151	93	66
Santa Cruz	5	-	-	-
Total distribution	**344**	**527**	**368**	**261**
Generation:	202	266	255	343
Commercialization:				
CPFL Brasil	3	4	4	2
Total	**549**	**797**	**627**	**606**

We plan to make capital expenditures totaling approximately R$ 971 million in 2007 and approximately R$ 747 million in 2008. Of total budgeted capital expenditure over this period, R$ 1,398 million is planned to be for distribution activities, R$ 302 million for generation segment, R$ 2 million parent company and R$ 16 million for commercialization.

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY (*)

Additional information – Novo Mercado

Position of the shareholders of CPFL Energia S/A with more than 5% of the shares holding voting rights, as of June 30, 2007:

Shareholders	Common Shares	Interest - %
VBC Energia S.A.	139,002,671	28.97%
521 Participações S.A.	149,230,373	31.11%
Bonaire Participações S.A.	60,713,511	12.65%
Brumado Holdings S.A.	28,420,052	5.92%
BNDES Participações S.A.	24,789,436	5.17%
Other shareholders	77,600,687	16.18%
Total	**479,756,730**	**100.00%**

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2007 and 2006:

	June 30, 2007		June 30, 2006	
Shareholders	**Common Shares**	**%**	**Common Shares**	**%**
Controlling Shareholders	349,784,397	72.91%	394,617,582	82.25%
Administrator				
Executive Officers	30,795	0.01%	43,436	0.01%
Board of Directors	3,112	0.00%	13	0.00%
Fiscal Council	-	0.00%	-	0.00%
Other Shareholders – Free Float	129,938,426	27.07%	85,095,699	17.74%
Total	**479,756,730**	**100.00%**	**479,756,730**	**100.00%**

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Shareholder's composition of VBC Energia S/A with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2007.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Votorantim Energia Ltda	1,100,652	30.31%	47,018	33.34%	1,147,670	30.42%
(b)	Atila Holdings S/A	1,100,652	30.31%	47,021	33.33%	1,147,673	30.42%
(c)	Camargo Corrêa Energia S.A.	1,100,652	30.30%	47,018	33.33%	1,147,670	30.42%
	Other Shareholders	329,899	9.08%	4	0.00%	329,903	8.74%
	Total	**3,631,855**	**100.00%**	**141,061**	**100.00%**	**3,772,916**	**100.00%**

(a) Votorantim Energia Ltda

	Shareholders	Quotas	%
(d)	Votorantim Investimentos Industriais S.A.	228,617,352	70.28%
(e)	Cia Brasileira de Alumínio	70,827,862	21.77%
(f)	Santa Cruz Geração de Energia S.A.	25,855,977	7.95%
	Total	**325,301,191**	**100.00%**

(b) Atila Holdings S.A.

	Shareholders	Quotas	%
(d)	Votorantim Investimentos Industriais S.A.	43,888,284	50.00%
(g)	Camargo Corrêa S.A.	43,888,284	50.00%
	Total	**87,776,568**	**100.00%**

(c) Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g)	Camargo Corrêa S.A.	518,860	100.00%	518,851	100.00%	1,037,711	100.00%
	Other Shareholders	0	0.00%	9	0.00%	9	0.00%
	Total	**518,860**	**100.00%**	**518,860**	**100.00%**	**1,037,720**	**100.00%**

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(d) Votorantim Investimentos Industriais S.A.

Shareholders	Common Shares	%
(h) Votorantim Participações S.A.	11,165,582,998	100.00%
Other Shareholders	2	0.00%
Total	**11,165,583,000**	**100.00%**

(e) Companhia Brasileira de Alumínio

Shareholders	Common Shares	%
(d) Votorantim Investimentos Industriais S.A.	765,534,496	99.76%
Other Shareholders	1,874,557	0.24%
Total	**767,409,053**	**100.00%**

(f) Santa Cruz Geração de Energia S.A.

Shareholders	Common Shares	%
(e) Companhia Brasileira de Alumínio	42,105,504	100.00%
Other Shareholders	6	0.00%
Total	**42,105,510**	**100.00%**

(g) Camargo Corrêa S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(i) Participações Morro Vermelho S.A.	48,937	99.98%	93,099	100.00%	142,036	99.99%
Other Shareholders	9	0.02%	1	0.00%	10	0.01%
Total	**48,946**	**100.00%**	**93,100**	**100.00%**	**142,046**	**100.00%**

(h) Votorantim Participações S.A.

Shareholders	Common Shares	%
(j) Hejoassu Administração S.A.	5,304,772,480	98.59%
Other Shareholders	76,106,493	1.41%
Total	**5,380,878,973**	**100.00%**

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(i) Participações Morro Vermelho S.A.

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	4,882,646	33.34%
Renata Camargo Nascimento	4,882,646	33.33%
Regina Camargo Pires Oliveira Dias	4,882,644	33.33%
Other Shareholders	191	0.00%
Total	**14,648,127**	**100.00%**

(j) Hejoassu Administração S.A.

	Shareholders	Common Shares	%
(k)	JEMF Participações S.A.	400,000	25.00%
(l)	AEM Participações S.A.	400,000	25.00%
(m)	ERMAN Participações S.A.	400,000	25.00%
(n)	MRC Participações S.A.	400,000	25.00%
	Total	**1,600,000**	**100.00%**

(k) JEMF Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	José Ermírio de Moraes Neto	228,243,033	33.33%	0	0.00%	228,243,033	33.33%
	José Roberto Ermírio Moraes	228,243,033	33.33%	0	0.00%	228,243,033	33.33%
	Neide Helena de Moraes	228,243,034	33.34%	0	0.00%	228,243,034	33.34%
(l)	AEM Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(m)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(n)	MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(l) AEM Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Antonio Ermírio de Moraes detains the voting rights, corresponding to the totality of his common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(k)	JEMF Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(m)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(n)	MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(m) ERMAN Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Ermírio Pereira de Moraes detains the voting rights, corresponding to the totality of his common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(k)	JEMF Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(l)	AEM Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(n)	MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(n) MRC Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Maria Helena Moraes Scripilliti detains the voting rights, corresponding to the totality of her common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(k)	JEMF Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(m)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(i)	AEM Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

Shareholder's composition of **521 Participações S.A.** with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2007.

Shareholders	Common Shares	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,592	15.70%
Fundo Mutuo de Investimento em Ações BB - Carteira Livre I	2,027,402	84.30%
Other Shareholders	6	0.00%
Total	**2,405,000**	**100.00%**

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Shareholder's composition of **Bonaire Participações S.A.** with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2007.

Shareholders	Common Shares	%
Energia Fundo de Investimento em Participações	66,728,872	100.00%
Other Shareholders	6	0.00%
Total	**66,728,878**	**100.00%**

Shareholder's composition of **BRUMADO HOLDINGS S.A.** with more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2007.

	Shareholders	Common Shares	%
(a)	Antares Holding Ltda	980,492,792	100.00%
	Total	**980,492,792**	**100.00%**

(a) Antares Holding Ltda

Shareholders	Common Shares	%
Bradespar S.A.	274,546,567	100.00%
Other Shareholders	1	0.00%
Total	**274,546,568**	**100.00%**

(b) Bradespar S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Cidade de Deus Cia Cial de Participações	22,441,612	36.59%	150,480	0.13%	22,592,092	12.92%
	Fundação Bradesco	9,089,652	14.82%	1,449,492	1.28%	10,539,144	6.03%
	Hedging Griffo (Fundos)	3,161,990	5.16%	8,816,134	7.77%	11,978,124	6.85%
(d)	NCF Participações S.A.	8,573,756	13.98%	0	0.00%	8,573,756	4.90%
	Fundo de Pensões do Banco Espirito Santo	5,950,000	9.70%	0	0.00%	5,950,000	3.40%
	BlackRock, Inc.	0	0.00%	6,270,600	5.52%	6,270,600	3.59%
	Other Shareholders	12,115,242	19.75%	96,825,742	85.30%	108,940,984	62.31%
	Total	**61,332,252**	**100.00%**	**113,512,448**	**100.00%**	**174,844,700**	**100.00%**

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(c) Cidade de Deus Cia Cial de Participações

Shareholders	Common Shares	%
(e) Nova Cidade de Deus Participações S.A.	2,574,939,991	44.78%
Fundação Bradesco	1,903,839,616	33.11%
Lia Maria Aguiar	417,744,408	7.26%
Lina Maria Aguiar	488,038,330	8.48%
Other Shareholders	366,156,434	6.37%
Total	**5,750,718,779**	**100.00%**

(d) NCF Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundação Bradesco	14,331,333	25.10%	50,828,750	100.00%	65,160,083	60.38%
(c) Cidade de Deus Cia Cial de Participações	41,979,583	73.54%	0	0.00%	41,979,583	38.90%
(e) Nova Cidade de Deus Participações S.A.	777,000	1.36%	0	0.00%	777,000	0.72%
Total	**57,087,916**	**100.00%**	**50,828,750**	**100.00%**	**107,916,666**	**100.00%**

(e) Nova Cidade de Deus Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundação Bradesco	101,082,737	46.30%	231,332,928	98.35%	332,415,665	73.29%
(f) Elo Participações e investimentos S.A.	117,230,771	53.70%	0	0.00%	117,230,771	25.85%
Caixa Beneficiente Fund. do Bradesco	0	0%	3,885,487	1.65%	3,885,487	0.86%
Total	**218,313,508**	**100.00%**	**235,218,415**	**100.00%**	**453,531,923**	**100.00%**

(f) Elo Participações e Investimentos S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	9,188,513	5.92%	0	0.00%	9,188,513	4.12%
Other Shareholders	145,894,884	94.08%	67,859,087	100.00%	213,753,971	95.88%
Total	**155,083,397**	**100.00%**	**67,859,087**	**100.00%**	**222,942,484**	**100.00%**

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Shareholder's composition of **BNDES S.A.** wiith more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2007.

Shareholders	Common Shares	%
Banco Nacional de Desenv.Econômico e Social **(1)**	1	100.00%
Total	**1**	**100.00%**

(1) State agency – Brazilian Federal.

The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitrage in the Market Chamber of Arbitrage, in accordance with the Arbitration Clause in Article 44 of the Company's By-Laws.

(Free Translation from the original issued in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Social Report / Six-month period ended in June 2007 and 2006 (*)



iBase

Company: CPFL ENERGIA S.A.

1 - Calculation Basis	**6 month-period ended June 2007 Value (R$**			**6 month-period ended June 2006 Value (R$**		
Net Revenues (NR)	4,377,395			3,703,710		
Operating Result (OR)	1,249,775			987,362		
Gross Payroll (GP)	210,543			211,640		
2 - Internal Social Indicators	**Value (000)**	**% of GP**	**% of NR**	**Valor (000)**	**% of GP**	**% of NR**
Food	14,096	6.70%	0.32%	12,692	6.00%	0.34%
Mandatory payroll taxes	49,595	23.56%	1.13%	50,966	24.08%	1.38%
Private pension plan	9,384	4.46%	0.21%	9,074	4.29%	0.24%
Health	11,135	5.29%	0.25%	10,199	4.82%	0.28%
Occupational safety and health	1,041	0.49%	0.02%	715	0.34%	0.02%
Education	867	0.41%	0.02%	645	0.30%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	2,813	1.34%	0.06%	3,579	1.69%	0.10%
Day-care / allowance	370	0.18%	0.01%	303	0.14%	0.01%
Profit / income sharing	14,401	6.84%	0.33%	17,024	8.04%	0.46%
Others	1,997	0.95%	0.05%	1,345	0.64%	0.04%
Total - internal social indicators	105,699	50.20%	2.41%	106,542	50.34%	2.88%
3 - External Social Indicators	**Valor (000)**	**% of OR**	**% of NR**	**Valor (000)**	**% of OR**	**% of NR**
Education	0	0.00%	0.00%	41	0.00%	0.00%
Culture	3,306	0.26%	0.08%	8,049	0.82%	0.22%
Health and sanitation	180	0.01%	0.00%	490	0.05%	0.01%
Sport	0	0.00%	0.00%	0	0.00%	0.00%
Hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	538	0.04%	0.01%	716	0.07%	0.02%
Total contributions to society	4,024	0.32%	0.09%	9,296	0.94%	0.25%
Taxes (excluding payroll taxes)	2,388,105	191.08%	54.56%	2,145,798	217.33%	57.94%
Total - external social indicators	2,392,129	191.40%	54.65%	2,155,094	218.27%	58.19%
4 - Environmental Indicators	**Valor (000)**	**% of OR**	**% of NR**	**Valor (000)**	**% of OR**	**% of NR**
Investments relalated to company production / operation	12,396	0.99%	0.28%	11,710	1.19%	0.32%
Investments in external programs and/or projects	7,056	0.56%	0.16%	2,292	0.23%	0.06%
Total environmental investments	19,452	1.56%	0.44%	14,002	1.42%	0.38%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			(X) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% ( ) fulfill from 76 to 100%		
5 - Staff Indicators	**6 month-period 2007**			**6 month-period 2006**		
N° of employees at the end of period	6,265			5,834		
N° of employees hired during the period	123			169		
N° of outsourced employees	6,797			6,138		
N° of interns	168			141		
N° of employees above 45 years age	1,549			1,213		
N° of women working at the company	1,046			1,006		
% of management position occupied by women	9.22%			19.20%		
N° of Afro-Brazilian employees working at the company	495			424		
% of management position occupied by Afro-Brazilian employees	0.97%			0.50%		
N° of employees with disabilities	204			154		
6 - Relevant information regarding the exercise of corporate citizenship	**1. Half 2007**			**1. Half 2006**		
Ratio of the highest to the lowest compensation at company	73.54			73.04		
Total number of work-related accidents	4			6		
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) will not get involved	( ) will follow the OIT rules	(X) will motivate and follow OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) will not get involved	( ) will support	(X) will organize and motivate
Total number of customer complaints and criticisms:	in the company 421.782	in Procon 1.969	in the Courts 3.245	in the company 428,412	in Procon 2.069	in the Courts 4,241
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 32.52%	in the company 100%	in Procon 100%	in the Courts 31,96%
Total value-added to distribute (R$ 000):	**Six-month-period 2007: 3,924,487**			**Six-month-period 2006: 3,376,828**		
Value-Added Distribution (VAD):	66.39% government 3.60% employees 21.46% shareholders 8.55% third parties 0% retained			65.33% government 5.32% employees 18.12% shareholders 11.23% third parties 0% retained		
7 - Other Information						

Item

6- Relevant Information regarding the exercise of corporate citizenship - Six-month-period

% of complaints and criticisms attended to or resolved in the Justice, left brank for take three months to its solution

Consolidated informations

In the financial items were utilized the percentage of share paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.

Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) not reviewed by the auditors.

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors' review report

To
The Shareholders and Directors
CPFL Energia S.A.
São Paulo - SP

1   We have reviewed the accompanying quarterly financial information (Informações Trimestrais - ITR) of CPFL Energia S.A. as of and for the three-month period ended June 30, 2007, comprising the balance sheet and consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income and the performance reports and relevant information, prepared in conformity with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM). The aforementioned financial statements are the responsibility of the Company's Management.

2   The quarterly financial information of the jointly-owned indirect subsidiary Campos Novos Energia S.A. as of and for the three-month period ended June 30, 2007 were reviewed by other independent auditors, whose unqualified special review report was issued on July 19, 2007, but with an emphasis paragraph mentioning the existence of excess liabilities over current assets. The quarterly financial information as of March 31, 2007 was reviewed by the same auditors, who issued an unqualified report on April 13, 2007, but with an emphasis paragraph drawing attention to the existence of excess current liabilities over current assets. CPFL Energia S.A. values its indirect interest in Campos Novos Energia S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. On June 30, 2007, the balance of this investment is R$ 214,003 thousand and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 16,583 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information as of June 30, 2007 presents proportional assets of R$ 789,495 thousand. Our report, as regards the amounts generated by this indirect investee during the three-month period ended June 30, 2007, is based exclusively on the special review report issued by the independent auditors of Campos Novos Energia S.A.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

3   The quarterly financial information of the jointly-owned indirect subsidiary BAESA – Energética Barra Grande S.A. as of and for the three-month period ended June 30, 2007 was reviewed by other independent auditors, who issued an unqualified special review report on July 6, 2007. The balance sheet as of March 31, 2007 and the statement of income for the three-month period ended June 30, 2006 were reviewed by the same auditors, who issued their unqualified reports, on April 13, 2007 and July 14, 2006, respectively. CPFL Energia S.A. values its interest in BAESA – Energética Barra Grande S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. On June 30, 2007, the balance of this investment is R$ 115,026 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 5,824 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information present proportional assets of R$ 391,851 thousand as of June 30, 2007. Our report, as regards the amounts generated by this company during the mentioned three-month period, is based exclusively on the report of the review conducted by the independent auditors of BAESA – Energética Barra Grande S.A.

4   The quarterly financial information of the indirect subsidiary CMS Energy Brasil S.A. and its subsidiaries as of and for the three-month period ended June 30, 2007 were reviewed by other independent auditors, whose unqualified special review report was issued on July 20, 2007. The quarterly financial information as of March 31, 2007 was reviewed by the same auditors, who issued an unqualified report on April 13, 2007, but containing an emphasis paragraph about the continuity of operations and possible adjustments that could occur by virtue of the selling process of CMS Energy Brasil S.A. and its subsidiaries to CPFL Energia S.A. – which process materialized on June 30, 2007. The statements of income of CMS Energy Brasil S.A. and its subsidiaries, as of and for the three-month period ended June 30, 2006 were also reviewed by these auditors, who issued an unqualified report, on August 4, 2006. CPFL Energia S.A. values its indirect interest in CMS Energy Brasil S.A. by the equity method of accounting and consolidates this investment by the full consolidation method. On June 30, 2007 the balance of this investment is R$ 269,150 thousand and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is zero, since the effective date of the acquisition is June 30, 2007. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents assets of R$ 461,047 thousand as of June 30, 2007. Our report, as regards the amounts generated by this company during the mentioned three-month period, is based exclusively on the report of the review conducted by the independent auditors of CMS Energy Brasil S.A. and its subsidiaries.

5   Our review was conducted in accordance with specific Standards established by the Brazilian Institute of Independent Auditors (IBRACON - Instituto dos Auditores Independentes do Brasil) and the Federal Accounting Council (Conselho Federal de Contabilidade), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

6 Based on our special review and the review reports issued by other independent auditors, we are not aware of any material changes that should be made to the quarterly financial information mentioned in paragraph 1 for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

7 As mentioned in Note 3 - item (b.1) to the quarterly financial information, on October 19, 2006, the Brazilian Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) altered, on a temporary basis, the percentage relating to the periodical tariff review of 2003 of the subsidiary Companhia Piratininga de Força e Luz, from 9.67% to 10.14%. In view of the temporary nature of this tariff review, the same is subject to possible alterations with respect to its final ratification.

8 The individual and consolidated balance sheets of March 31, 2007, which are presented for comparative purposes, were reviewed by other independent auditors, who issued an unqualified report thereon, dated April 24, 2007, containing an emphasis paragraph similar to paragraph 7 above. The individual and consolidated statements of income, for the three-month and six-month periods ended June 30, 2006, which are presented for comparative purposes, were also reviewed by other independent auditors, who issued an unqualified special review report thereon, dated July 25, 2006, containing an emphasis paragraph with respect to the alteration by ANEEL, on a definite basis, of the percentage relating to the periodical tariff review of 2003 of the subsidiary Companhia Paulista de Força e Luz and on account of the recognition of regulatory assets on the difference of the depreciation rate used that was pending ratification by ANEEL on that date and that was finally granted on September 5, 2006.

9 Our special review was conducted with the objective of issuing a report on the quarterly financial information mentioned in paragraph one. The statements of cash flow and added value as of and for the three-month period ended June 30, 2007, represent supplementary information to the figures of the quarterly financial information, which are not required by accounting practices adopted in Brazil and are presented to permit additional analysis. This supplementary information is submitted to the same review procedures applied to the aforementioned quarterly financial information and is presented fairly, in all material respects, in relation to the quarterly financial information, taken as a whole.

Campinas, July 23, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER
Brazilian Corporation Law
Date: June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz is a public company and its Comments on the performance of this quarter is attached in the Interim Financial Statements as of June 30, 2007, filed at CVM (Brazilian Securities Commission).

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of June 30, 2007, filed at CVM (Brazilian Securities Commission).

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR	**Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER	**Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.01	Operating revenues	460,627	909,061	441,324	891,282
3.02	Deductions from operating revenues	(64,439)	(126,551)	(61,478)	(121,067)
3.02.01	ICMS	(22,691)	(43,475)	(20,807)	(39,018)
3.02.02	PIS	(7,418)	(14,768)	(7,224)	(14,589)
3.02.03	COFINS	(34,171)	(68,023)	(33,286)	(67,197)
3.02.04	ISS	(159)	(285)	(161)	(263)
3.03	Net operating revenues	396,188	782,510	379,846	770,215
3.04	Cost of sales and/or services	(312,509)	(583,183)	(316,983)	(603,542)
3.04.01	Cost of electric energy	(306,068)	(573,119)	(312,274)	(594,962)
3.04.02	Material	(729)	(849)	(658)	(1,330)
3.04.03	Outsourced services	(5,712)	(9,215)	(4,051)	(7,250)
3.05	Gross operating income	83,679	199,327	62,863	166,673
3.06	Operating Expenses/Income	(3,342)	(6,505)	(1,616)	(2,501)
3.06.01	Sales and Marketing	(4,313)	(8,580)	(3,736)	(7,316)
3.06.02	General and administrative	(72)	(112)	(5)	(24)
3.06.03	Financial	1,043	2,187	2,125	4,839
3.06.03.01	Financial income	3,562	7,315	4,165	9,345
3.06.03.02	Financial expenses	(2,519)	(5,128)	(2,040)	(4,506)
3.06.03.02.01	Goodwill from incorporation	(3)	(6)	(3)	(6)
3.06.03.02.02	Other	(2,516)	(5,122)	(2,037)	(4,500)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR	**Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER	**Date: June 30, 2007**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.07	Income from operations	80,337	192,822	61,247	164,172
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	80,337	192,822	61,247	164,172
3.10	Income tax and social contribution	(26,082)	(64,173)	(20,423)	(54,998)
3.10.01	Social contribution	(6,938)	(17,028)	(5,416)	(14,583)
3.10.02	Income tax	(19,144)	(47,145)	(15,007)	(40,415)
3.11	Deferred income tax and social contribution	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	(1)	(1)
3.12.01	Profit sharing	0	0	(1)	(1)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.15	Net income (loss) for the period	54,255	128,649	40,823	109,173
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	455,996	455,996
	EARNINGS PER SHARE	18.09365	42.90352	89.52491	239.41657
	LOSS PER SHARE				

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Gross Revenue

The Gross revenue for the 2nd quarter of 2007, which includes the operations of the subsidiaries CLION and Sul Geradora (beginning May 2007), was R$ 460,627, an increase of 4.4% in relation to the same quarter of 2006. A volume of 4,785 GWh was traded in the quarter, against 5,154 GWh in the same quarter of the previous year.

Net Income

Net income of R$ 54,255 was recorded in the 2nd quarter of 2007, an increase of 32.9% compared to the same quarter of 2006.

EBITDA (net income before financial income, income tax and social contribution, depreciation and amortization) for the 2nd quarter of 2007 was R$ 79,620, 34.6% higher than in the same quarter of 2006, which amounted to R$ 59,169 (information not reviewed by the Independent Auditors).

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PIRATININGA DE FORÇA E LUZ

The subsidiary Companhia Piratininga de Força e Luz is a public company and its Comments on the performance of this quarter is attached in the Interim Financial Statements as of June 30, 2007, filed at CVM (Brazilian Securities Commission).

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER
Brazilian Corporation Law
Date: June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

CPFL SERRA LTDA.

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating Expenses/Income	43,872	77,868	4,152	4,152
3.06.01	Sales and Marketing	0	0	0	0
3.06.02	General and administrative	(53)	(74)	28	28
3.06.03	Financial	(4,809)	(9,616)	22	22
3.06.03.01	Financial income	0	0	22	22
3.06.03.02	Financial expenses	(4,809)	(9,616)	0	0
3.06.03.02.01	Goodwill amortization	(4,808)	(9,615)	0	0
3.06.03.02.02	Other	(1)	(1)	0	0
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	48,734	87,558	4,102	4,102

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER
Brazilian Corporation Law
Date: June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

CPFL SERRA LTDA.

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.07	Income from operations	43,872	77,868	4,152	4,152
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	43,872	77,868	4,152	4,152
3.10	Income tax and social contribution	0	(290)	(6)	(6)
3.10.01	Social contribution	0	(77)	(2)	(2)
3.10.02	Income tax	0	(213)	(4)	(4)
3.11	Deferred income tax and social contribution	(291)	(291)	0	0
3.11.01	Deferred social contribution	(77)	(77)	0	0
3.11.02	Deferred income tax	(214)	(214)	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.15	Net income (loss) for the period	43,581	77,287	4,146	4,146
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	1,333,569,100	1,333,569,100	1,340,969,100	1,340,969,100
	EARNINGS PER SHARE	0.03268	0.05796	0.00309	0.00309

(Free Translation from the original issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER   **Date: June 30, 2007**

1 - CVM CODE **01866-0**	2 - COMPANY NAME **CPFL ENERGIA S.A.**	3 - CNPJ (Federal Tax ID) **02.429.144/0001-93**

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	6
04	01	NOTES TO THE INTERIM FINANCE STATEMENTS	9
05	01	COMMENTS ON PERFORMANCE OF THE QUARTER	54
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	55
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	56
07	01	CONSOLIDATED INCOME STATEMENT	58
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	61
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	65
15	01	INVESTMENTS	66
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	67
17	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	76
		COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	79
		CPFL GERAÇÃO DE ENERGIA S.A.	
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	80
		CPFL COMERCIALIZAÇÃO BRASIL LTDA	
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	81
18	02	INCOME STATEMENT OF SUBSIDIARIES	83
		COMPANHIA PIRATININGA DE FORÇA E LUZ	
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	84
		CPFL SERRA LTDA	
18	02	INCOME STATEMENT OF SUBSIDIARIES	85